Exhibit 99.1
PRELIMINARY NOTE
This Interim Report should be read in conjunction with the consolidated financial statements and accompanying notes included elsewhere in this Interim Report and with our Annual Report on Form 20-F, for the year ended December 31, 2010.
The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States (“GAAP”) and are presented in U.S. Dollars. These statements and discussion below contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, objectives, expectations and intentions and other statements contained in this Interim Report that are not historical facts, as well as statements identified by words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” or words of similar meaning. Such statements address future events and conditions concerning matters such as, but not limited to, our earnings, cash flow, liquidity and capital resources, compliance with debt and other restrictive covenants, interest rates and dividends. These statements are based on current beliefs or expectations and are inherently subject to significant uncertainties and changes in circumstances, many of which are beyond our control. Actual results may differ materially from these expectations due to changes in political, economic, business, competitive, market and regulatory factors. We believe that these factors include, but are not limited to, the effect of the global economics on the continuing availability of cash to pay dividends and to meet our other liquidity requirements; our ability to make acquisitions that are accretive to cash flow; changing supply and demand for aircraft; changes in aircraft value; changes in lease rates; our ability to remarket aircraft; lessee defaults; changes in the commercial aviation industry generally; the performance of our Manager and Servicer, as defined below; maintenance costs; changes in tax, accounting or aviation related laws or regulations; our ability to secure additional financing; changes in interest rates; potential damage to our aircraft; obsolescence of our aircraft portfolio; increased operational costs; competition; the adequacy of our insurance coverage; our ongoing ability to comply with applicable law; early lease termination; the geographic concentration of our lessees; rising fuel costs; airline performance and bankruptcies; terrorist attacks, war, armed hostilities and geopolitical instability; pandemics such as SARs or avian influenza; and the success of aircraft and engine manufacturers. Factors also include those described under Item 3 “Risk Factors” in our Annual Report on Form 20-F, for the year ended December 31, 2010.
Except to the extent required by applicable law or regulation, we undertake no obligation to update these forward looking statements to reflect events, developments or circumstances after the date of this document, a change in our views or expectations, or to reflect the occurrence of future events.
Unless the context requires otherwise, when used in this Annual Report, (1) the terms “Fly,” “Company,” “we,” “our” and “us” refer to Fly Leasing Limited and its subsidiaries; (2) the term “B&B Air Funding” refers to our subsidiary, Babcock & Brown Air Funding I Limited; (3) the term “B&B Air Acquisition” refers to our subsidiary, Babcock & Brown Air Acquisition I Limited; (4) the term “B&B Air Cayman” refers to our subsidiary, Babcock & Brown Air Finance (Cayman) Limited; (5) the term “B&B Air Cayman II” refers to Babcock & Brown Air Finance II (Cayman) Limited, a subsidiary of B&B Air Cayman; (6) the term “Fly-BBAM” refers to our subsidiary, Fly-BBAM Holdings, Ltd.; (7) the term “Fly Holdings” refers to our subsidiary, Fly Aircraft Holdings One Limited; (8) the term “Fly Holdings Two” refers to our subsidiary, Fly Aircraft Holdings Two Limited (9) all references to our shares refer to our common shares held in the form of American Depositary Shares, or ADSs; (10) the terms “Predecessor” and “JET-i” refer to JET-i Leasing LLC, the predecessor company of Fly; (11) the term “BBAM LP” refers to BBAM Limited Partnership and its subsidiaries and affiliates; (12) the terms “BBAM” and “Servicer” refer to BBAM Aircraft Management LLC and BBAM Aircraft Management (Europe) Limited, collectively;(13) the term “Manager” refers to Fly Leasing Management Co. Limited, the Company’s manager; (14) the term “Initial Portfolio” refers to our initial portfolio of 47 commercial jet aircraft acquired by our subsidiary, B&B Air Funding; and (15) the term “Fly-Z/C LP” refers to Fly-Z/C Aircraft Holdings LP.

PART I — FINANCIAL INFORMATION

Item 1.	Financial Statements (Unaudited)
Fly Leasing Limited
Consolidated Balance Sheets
AS OF SEPTEMBER 30, 2011 (UNAUDITED) AND DECEMBER 31, 2010
(Dollar amounts in thousands, except par value data)

	September 30, 2011	December 31, 2010
	(Unaudited)
Assets
Cash and cash equivalents	$230,326	$164,107
Restricted cash and cash equivalents	162,056	164,935
Rent receivables	1,302	995
Investment in unconsolidated joint ventures	14,647	9,655
Flight equipment held for operating leases, net	1,568,007	1,613,458
Flight equipment held for sale	32,244	—
Deferred tax asset, net	3,026	3,046
Fair market value of derivative asset	1,871	2,226
Other assets, net	14,596	19,802

Total assets	2,028,075	1,978,224

Liabilities
Accounts payable and accrued liabilities	8,555	5,190
Rentals received in advance	8,794	9,868
Payable to related parties	894	1,539
Security deposits	31,826	31,682
Maintenance payment liability	166,182	135,019
Notes payable, net	623,878	596,190
Borrowings under aircraft acquisition facility	536,744	561,636
Other secured borrowings	93,791	66,283
Fair market value of derivative liabilities	95,111	82,436
Other liabilities	13,203	13,477

Total liabilities	1,578,978	1,503,320

Shareholders’ equity
Common shares, $0.001 par value; 499,999,900 shares authorized; 25,632,635 and 26,707,501 shares issued and outstanding at September 30, 2011 and December 31, 2010, respectively	26	27
Manager shares, $0.001 par value; 100 shares authorized, issued and outstanding	—	—
Additional paid-in capital	453,810	463,559
Retained earnings	72,588	77,984
Accumulated other comprehensive loss, net	(77,327)	(66,666)

Total shareholders’ equity	449,097	474,904

Total liabilities and shareholders’ equity	$2,028,075	$1,978,224

The accompanying notes are an integral part of these consolidated financial statements.

Fly Leasing Limited
Consolidated Statements of Income
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2011 AND 2010 (UNAUDITED)
(Dollar amounts in thousands, except per share data)

	Three months	Three months	Nine months	Nine months
	ended	ended	ended	ended
	September 30,	September 30,	September 30,	September 30,
	2011	2010	2011	2010
Revenues
Operating lease revenue	$47,387	$51,736	$149,149	$167,419
Equity earnings from unconsolidated joint ventures	1,289	1,277	2,626	1,857
Gain on sale of aircraft	—	8,912	—	8,912
Gain on sale of option to purchase notes payable	—	—	—	12,501
Lease termination settlement	528	570	1,616	1,739
Interest and other income	233	115	886	1,304

Total revenues	49,437	62,610	154,277	193,732

Expenses
Depreciation	21,158	21,320	62,723	63,701
Interest expense	18,278	18,781	55,174	56,603
Selling, general and administrative	5,756	6,836	19,653	19,481
Debt purchase option amortization	—	—	—	947
Maintenance and other costs	184	1,080	4,103	2,433

Total expenses	45,376	48,017	141,653	143,165

Net income before provision for income taxes	4,061	14,593	12,624	50,567
Provision for income taxes	645	2,391	2,347	8,538

Net income	$3,416	$12,202	$10,277	$42,029

Weighted average number of shares:
Basic	25,647,373	27,259,400	25,904,913	28,797,896
Diluted	25,841,921	27,304,430	26,054,343	28,838,684
Earnings per share:
Basic and Diluted	$0.13	$0.45	$0.39	$1.46
Dividends declared and paid per share	$0.20	$0.20	$0.60	$0.60
The accompanying notes are an integral part of these consolidated financial statements.

Fly Leasing Limited
Consolidated Statement of Shareholders’ Equity
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2010 (UNAUDITED)
(Dollar amounts in thousands)

							Accumulated
					Additional	Retained	Other	Total	Total
	Manager Shares		Common Shares		Paid-in	Earnings	Comprehensive	Shareholders’	Comprehensive
	Shares	Amount	Shares	Amount	Capital	(Deficit)	Income (Loss), net	Equity	Income (Loss)
Balance January 1, 2010	100	$—	30,279,948	$30	$490,818	$47,844	$(54,168)	$484,524
Dividends to shareholders	—	—	—	—	—	(17,082)	—	(17,082)
Shares repurchased	—	—	(3,651,479)	(3)	(35,471)	—	—	(35,474)
Share-based compensation	—	—	—	—	2,771	—	—	2,771
Additional capital contribution	—	—	—	—	4,509	—	—	4,509
Net income	—	—	—	—	—	42,029	—	42,029	$42,029
Net change in the fair value of derivatives, net of deferred tax of $4,709	—	—	—	—	—	—	(32,968)	(32,968)	(32,968)
Reclassified from other comprehensive income into earnings, net of deferred tax of $28	—	—	—	—	—	—	(193)	(193)	(193)

Comprehensive income, net									$8,868

Balance September 30, 2010 (unaudited)	100	$—	26,628,469	$27	$462,627	$72,791	$(87,329)	$448,116

The accompanying notes are an integral part of these consolidated financial statements.

Fly Leasing Limited
Consolidated Statement of Shareholders’ Equity
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2011 (UNAUDITED)
(Dollar amounts in thousands)

							Accumulated
					Additional	Retained	Other	Total	Total
	Manager Shares		Common Shares		Paid-in	Earnings	Comprehensive	Shareholders’	Comprehensive
	Shares	Amount	Shares	Amount	Capital	(Deficit)	Income (Loss), net	Equity	Income (Loss)
Balance January 1, 2011	100	$—	26,707,501	$27	$463,559	$77,984	$(66,666)	$474,904
Dividends to shareholders	—	—	—	—	—	(15,601)	—	(15,601)
Dividend equivalent	—	—	—	—	—	(72)	—	(72)
Shares repurchased	—	—	(1,074,866)	(1)	(12,845)	—	—	(12,846)
Share-based compensation	—	—	—	—	3,096	—	—	3,096
Net income	—	—	—	—	—	10,277	—	10,277	$10,277
Net change in the fair value of derivatives, net of deferred tax of $1,466	—	—	—	—	—	—	(10,265)	(10,265)	(10,265)
Reclassified from other comprehensive income into earnings, net of deferred tax of $57	—	—	—	—	—	—	(396)	(396)	(396)

Comprehensive loss, net									$(384)

Balance September 30, 2011 (unaudited)	100	$—	25,632,635	$26	$453,810	$72,588	$(77,327)	$449,097

The accompanying notes are an integral part of these consolidated financial statements.

Fly Leasing Limited
Consolidated Statements of Cash Flows
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2011 AND 2010 (UNAUDITED)
(Dollar amounts in thousands)

	Nine months	Nine months
	ended	ended
	September 30,	September 30,
	2011	2010
Cash Flows from Operating Activities
Net Income	$10,277	$42,029
Adjustments to reconcile net income to net cash flows provided by operating activities:
Equity in earnings from unconsolidated joint ventures	(2,626)	(1,857)
Gain on sale of option to purchase notes payable	—	(12,501)
Gain on sale of aircraft	—	(8,912)
Depreciation	62,723	63,701
Amortization of debt issuance costs	5,298	5,980
Amortization of lease incentives	5,084	4,048
Amortization of debt purchase option	—	947
Amortization of lease discounts/premiums and other items	757	127
Share-based compensation	3,096	2,771
Deferred income taxes	1,418	7,170
Unrealized gain on derivative instruments	(454)	(221)
Professional fees paid by Babcock & Brown	—	2,180
Maintenance payment liability relieved	(2,859)	(12,008)
Changes in operating assets and liabilities:
Rent receivables	(307)	(436)
Other assets	102	127
Payable to related parties	(645)	(7,276)
Accounts payable and accrued liabilities	2,342	387
Rentals received in advance	(1,174)	(2,497)
Other liabilities	(645)	207

Net cash flows provided by operating activities	82,387	83,966

Cash Flows from Investing Activities
Investment in unconsolidated joint ventures	(28,054)	(8,750)
Distributions from unconsolidated joint ventures	25,688	—
Purchase of flight equipment	(41,847)	—
Proceeds from sale of aircraft	—	86,272
Lessor contribution to maintenance	(10,807)	(2,878)

Net cash flows (used in) provided by investing activities	(55,020)	74,644

Cash Flows from Financing Activities
Restricted cash and cash equivalents	2,879	(107,531)
Security deposits received	3,800	3,572
Security deposits returned	(3,656)	(3,585)
Maintenance payment liability receipts	40,601	33,091
Maintenance payment liability disbursements	(6,750)	(5,785)
Debt issuance costs	(399)	(54)
Proceeds from sale of option to purchase notes payable	—	12,501
Proceeds from sale of notes payable	33,765	—
Proceeds from other secured borrowings	29,548	5,894
Repayment of notes payable	(6,431)	(1,546)
Repayment of aircraft acquisition facility	(24,892)	(24,750)
Repayment of other secured borrowings	(2,492)	(47)
Proceeds from termination of interest rate contract	1,398	—
Shares repurchased	(12,846)	(35,474)
Dividends	(15,601)	(17,082)
Dividend equivalents	(72)	—

Net cash flows provided by (used in) financing activities	38,852	(140,796)

Net increase in cash	66,219	17,814

Cash at beginning of period	164,107	95,972

Cash at end of period	$230,326	$113,786

	Nine months	Nine months
	ended	ended
	September 30,	September 30,
	2011	2010
Supplemental Disclosure:
Cash paid during the period for:
Interest	$48,947	$49,944
Taxes	530	34
Noncash Activities:
Security deposit applied to rent receivables	—	769
Security deposit netted against end of lease payments	—	900
Maintenance payment liabilities and claims netted against end of lease payments	—	435
Maintenance payment claim applied to rent receivables	—	1,416
Maintenance payment claim applied to operating lease revenue	313	—
Lease incentive obligation applied to operating lease revenue	656	—
Lease incentive obligation applied to interest and other income	83	—
Lease incentive obligation applied to rentals received in advance	100	—
Lease incentive obligation applied as maintenance payment liability	484	—
Debt issuance costs netted with proceeds from other secured borrowings	450	—
Rent received netted against sales price from sale of flight equipment	—	319
Security deposits netted against sales price from sale of flight equipment	—	791
Maintenance payment liabilities and claims netted against sales price from sale of flight equipment	—	5,411
Additional capital contribution from Babcock & Brown	—	4,509
Debt issuance costs netted with proceeds from credit facility	—	1,815
The accompanying notes are an integral part of these consolidated financial statements.

Fly Leasing Limited
Notes to Consolidated Financial Statements
For the nine months ended September 30, 2011
1. ORGANIZATION
Fly Leasing Limited (the “Company” or “Fly”) is a Bermuda exempted company that was incorporated on May 3, 2007, under the provisions of Section 14 of the Companies Act 1981 of Bermuda. The Company was formed to acquire, finance, lease and sell commercial jet aircraft and other aviation assets directly or indirectly through its subsidiaries.
Although the Company is organized under the laws of Bermuda, it is a resident of Ireland for tax purposes and is subject to Irish corporation tax on its income in the same way, and to the same extent, as if the Company were organized under the laws of Ireland.
In accordance with the Company’s amended and restated bye-law, Fly issued 100 shares (“Manager Shares”) with a par value of $0.001 to its Manager for no consideration. Subject to the provisions of the Company’s amended and restated bye-laws, the Manager Shares have the right to appoint the nearest whole number of directors to the Company which is not more than 3/7th of the number of directors comprising the board of directors. The Manager Shares are not entitled to receive any dividends, are not convertible into common shares and, except as provided for in the Company’s amended and restated bye-laws, have no voting rights.
2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
BASIS OF PREPARATION
Fly is a holding company that conducts its business through its subsidiaries. The Company directly or indirectly owns all of the common shares of its subsidiaries. The consolidated financial statements presented are prepared in accordance with U.S. generally accepted accounting principles (“GAAP”). The consolidated financial statements include the accounts of Fly and all of its subsidiaries. In instances where it is the primary beneficiary, Fly would consolidate a Variable Interest Entity (“VIE”). All intercompany transactions and balances have been eliminated. The consolidated financial statements are stated in U.S. Dollars, which is the principal operating currency of the Company.
Fly has a 15.0% and 57.4% interest in BBAM LP and Fly-Z/C LP, respectively. Fly accounts for its interest in the unconsolidated joint ventures using the equity method as the Company does not control the joint ventures. Under the equity method, the Company’s investment is initially recorded at cost and the carrying amount is affected by its share of the joint ventures’ undistributed earnings and losses, and distributions of dividends and capital. The Company periodically reviews the carrying amount of its investment in the joint ventures, or whenever events or changes in circumstances indicate that a decline in value may have occurred. If its investment is determined to be impaired on an other-than-temporary basis, a loss equal to the difference between the fair value of the investment and its carrying value is recorded in the period of identification.
The Company currently has only one operating and reportable segment which is aircraft leasing.
The accompanying interim consolidated financial statements are prepared pursuant to the rules and regulations of the Securities and Exchange Commission (the “SEC”) for interim financial reporting and, in the Company’s opinion, reflect all adjustments, including normal recurring items which are necessary to present fairly the results for interim periods. The operating results for the periods presented are not necessarily indicative of the results that may be expected for an entire year. Certain information and footnote disclosures normally included in annual financial statements prepared in accordance with GAAP have been omitted in accordance with the rules and regulations of the SEC; however, the Company believes that the disclosures are adequate to make the information presented not misleading.
Certain amounts in the consolidated financial statements have been reclassified to conform to the current presentation. Such reclassifications had no impact on consolidated net income or shareholders’ equity.

USE OF ESTIMATES
The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. For the Company, the use of estimates is or could be a significant factor affecting the reported carrying values of flight equipment, deferred tax assets and accruals and reserves. To the extent available, the Company utilizes industry specific resources, third-party appraisers and other materials to support management’s estimates, particularly with respect to flight equipment. Despite management’s best efforts to accurately estimate such amounts, actual results could differ from those estimates.
NEW ACCOUNTING PRONOUNCEMENTS
In May 2011, the FASB issued an accounting standard update to achieve common requirements for measuring fair value and for disclosing information about fair value measurements in accordance with GAAP and International Financial Reporting Standards (“IFRS”). The update does not require additional fair value measurements and is not intended to establish valuation standards or affect valuation practices outside of financial reporting. The accounting standard update is effective for interim and annual periods beginning in 2012. The accounting standard update will not have a material impact on the Company’s financial position or results of operations.
In June 2011, the FASB issued an accounting standard to facilitate convergence between GAAP and IFRS by eliminating the option to present components of other comprehensive income as part of the statement of changes in stockholders’ equity. The standard requires all nonowner changes in stockholders’ equity be presented either in a single continuous statement of comprehensive income or in two separate but consecutive statements. The standard is effective for interim and annual periods beginning in 2012.
3. FLIGHT EQUIPMENT HELD FOR OPERATING LEASES
As of September 30, 2011, the Company had 59 aircraft held for operating leases and one aircraft held for sale. The Company entered into an agreement on September 30, 2011 for the sale of one Boeing 737-800 aircraft to an unrelated third party. The Company had 60 aircraft held for operating leases as of December 31, 2010.
On February 7, 2011, the Company completed its second sale-leaseback transaction with flydubai for the purchase of a new aircraft for $41.8 million. To finance the acquisition of the aircraft, the Company entered into a loan agreement to borrow $30.0 million (see Note 7).
During the three and nine months ended September 30, 2010, the Company sold three aircraft from its Initial Portfolio and recognized a gain on sale of $8.9 million. A portion of the proceeds received from the aircraft sales was used to repay the Note balance associated with the aircraft sold. The Company did not sell any aircraft during the nine month period ended September 30, 2011.
Flight equipment held for operating leases consist of the following:

	September 30, 2011	December 31, 2010
	(Dollars in thousands)
Cost	$1,860,238	$1,847,899
Accumulated depreciation	(292,231)	(234,441)

Flight equipment held for operating leases, net	1,568,007	1,613,458
Flight equipment held for sale	32,244	—

Total flight equipment	$1,600,251	$1,613,458

The Company capitalized $7.7 million of major maintenance expenditures for the nine months ended September 30, 2011. These amounts have been included in flight equipment held for operating leases. The Company did not capitalize any major maintenance expenditures for the nine months ended September 30, 2010.
At September 30, 2011, aircraft with operating leases were on lease to 34 lessees in 22 countries. At December 31, 2010, aircraft with operating leases were on lease to 34 lessees in 23 countries, with one aircraft off-lease.
The classification of the net book value of flight equipment with operating leases, flight equipment off-lease and operating lease revenues by geographic region in the tables and discussion below is based on the principal operating location of the aircraft lessee.

The distribution of the net book value of flight equipment held for operating leases by geographic region was as follows:

	September 30, 2011		December 31, 2010
	(Dollars in thousands)
Europe:
The Netherlands	$117,047	7%	$121,157	8%
United Kingdom	100,527	6%	104,661	7%
Germany	90,637	6%	94,247	6%
Spain	72,807	5%	74,943	5%
Russia	45,576	3%	48,992	3%
Other	276,388	17%	283,474	16%

Europe — Total	702,982	44%	727,474	45%

Asia Pacific:
India	204,680	13%	210,687	13%
China	64,131	4%	66,060	4%
Other	61,078	4%	63,460	4%

Asia Pacific — Total	329,889	21%	340,207	21%

North America:
United States	266,819	17%	277,555	17%
Other	36,510	2%	37,626	3%

North America — Total	303,329	19%	315,181	20%

Mexico, South and Central America:
Mexico	150,648	9%	129,537	8%

Mexico, South and Central America — Total	150,648	9%	129,537	8%

Middle East and Africa:
United Arab Emirates	81,517	5%	41,568	3%
Other	31,886	2%	33,322	2%

Middle East and Africa — Total	113,403	7%	74,890	5%

Off-lease — Total	—	—	26,169	1%

Total Flight Equipment	1,600,251	100%	1,613,458	100%

Flight equipment held for sale:
India	(32,244)	(2%)	—	—

Flight equipment held for operating lease, net	$1,568,007		$1,613,458

The distribution of operating lease revenue by geographic region for the three months ended September 30, 2011 and 2010 was as follows:

	Three months		Three months
	ended		ended
	September 30,		September 30,
	2011		2010
	(Dollars in thousands)
Europe:
The Netherlands	$3,916	8%	$4,091	8%
United Kingdom	3,370	7%	2,310	5%
Germany	3,240	7%	3,543	7%
Spain	2,053	4%	2,053	4%
Russia	1,940	4%	2,735	5%
Other	7,823	17%	8,523	16%

Europe — Total	22,342	47%	23,255	45%

Asia Pacific:
India	4,009	9%	5,628	11%
China	2,007	4%	2,964	6%
Other	1,318	3%	1,310	2%

Asia Pacific — Total	7,334	16%	9,902	19%

North America:
United States	9,623	20%	9,908	19%
Other	973	2%	1,253	3%

North America — Total	10,596	22%	11,161	22%

Mexico, South and Central America:
Mexico	4,003	8%	6,480	12%

Mexico, South and Central America — Total	4,003	8%	6,480	12%

Middle East and Africa:
United Arab Emirates	2,042	4%	—	—
Other	1,070	3%	938	2%

Middle East and Africa — Total	3,112	7%	938	2%

Total Operating Lease Revenue	$47,387	100%	$51,736	100%

The distribution of operating lease revenue by geographic region for the nine months ended September 30, 2011 and 2010 was as follows:

	Nine months		Nine months
	ended		ended
	September 30,		September 30,
	2011		2010
	(Dollars in thousands)
Europe:
The Netherlands	$12,103	8%	$12,273	7%
United Kingdom	9,879	7%	6,937	4%
Germany	9,721	7%	12,043	7%
Spain	6,160	4%	6,160	4%
Russia	5,742	4%	8,115	5%
Other	26,663	17%	34,142	21%

Europe — Total	70,268	47%	79,670	48%

Asia Pacific:
India	16,835	11%	19,127	11%
China	6,020	4%	13,630	8%
Other	3,953	3%	3,565	3%

Asia Pacific — Total	26,808	18%	36,322	22%

North America:
United States	28,870	19%	29,725	18%
Other	2,919	2%	3,757	2%

North America — Total	31,789	21%	33,482	20%

Mexico, South and Central America:
Mexico	11,519	8%	15,407	9%

Mexico, South and Central America — Total	11,519	8%	15,407	9%

Middle East and Africa:
United Arab Emirates	5,717	4%	—	—
Other	3,048	2%	2,538	1%

Middle East and Africa — Total	8,765	6%	2,538	1%

Total Operating Lease Revenue	$149,149	100%	$167,419	100%

The Company had no customer that accounted for 10% or more of total operating lease revenue for the three or nine month periods ended September 30, 2011. The Company had one customer that accounted for 10% or more of total operating lease revenue for the three month period ended September 30, 2010. One of the aircraft leased to this customer was sold in September 2010. The Company had no customer that accounted for 10% or more of total operating lease revenue for the nine month period ended September 30, 2010.
For the three and nine month periods ended September 30, 2011, the Company did not accrue rent from two lessees due to concerns about their financial condition and only recognized revenue as cash was received from the lessees. The Company collected $1.1 million and $8.9 million during the three and nine month periods ended September 30, 2011 from those lessees, respectively. During the three and nine month periods ended September 30, 2010, the Company had two lessees on non-accrual status and collected rental revenue of $1.9 million and $7.1 million from the lessees, respectively.
For the three and nine month periods ended September 30, 2010, the Company recognized aircraft redelivery and maintenance payment liabilities retained at the end of lease as income totaling $3.0 million and $17.2 million, respectively. There were no maintenance payment liabilities retained at end of lease or at the time of aircraft redeliveries during the three month period ended September 30, 2011. For the nine month period ended September 30, 2011, the Company included $2.9 million of maintenance payment liabilities retained at the end of lease in operating lease revenue.
For the three and nine month periods ended September 30, 2011, the Company recorded amortization of lease incentives as a reduction of operating lease revenue totaling $1.9 million and $5.1 million, respectively. For the three and nine month periods ended September 30, 2010, the Company recorded amortization of lease incentives as a reduction of operating lease revenue totaling $1.4 million and $4.0 million, respectively.
As of September 30, 2011 and December 31, 2010, the weighted average remaining lease term of the Company’s aircraft portfolio, including aircraft held for sale, was 4.2 years and 4.6 years, respectively.

In connection with the early termination of four leases in a prior period, the Company reached a settlement with the guarantor of these leases in February 2009. During the three month periods ended September 30, 2011 and 2010, payments totaling $0.5 million and $0.6 million were received, respectively. Payments totaling $1.6 million and $1.7 million were received during the nine month periods ended September 30, 2011 and 2010, respectively. Under the settlement agreement, $0.7 million remains to be collected. Revenue is recognized as cash is received.
4. INVESTMENT IN UNCONSOLIDATED JOINT VENTURES
Investment in BBAM LP
The Company, through its wholly-owned subsidiary, Fly-BBAM, has a 15% interest in BBAM LP. Summit Aviation Partners LLC (“Summit”) owns the remaining 85% interest in BBAM LP. During the three month periods ended September 30, 2011 and 2010, the Company recognized $1.0  million and $1.3  million in equity earnings from its investment in BBAM LP, respectively. During the nine month periods ended September 30, 2011 and 2010, the Company recognized $2.7  million and $1.9 million in equity earnings from its investment in BBAM LP, respectively.
Distributions received by the Company during the three and nine month periods ended September 30, 2011 totaled $1.7 million and $2.6 million, respectively.
Investment in Fly-Z/C LP
On February 9, 2011, the Company made a $16.4 million investment for a 57.4% limited partnership interest in Fly-Z/C LP, a newly-formed aircraft leasing joint venture that was formed for the purpose of acquiring, financing and eventually selling four commercial jet aircraft. Summit has a 10.2% interest in the joint venture and the limited partners appointed a subsidiary of BBAM LP as the general partner of the joint venture. On April 14, 2011, the Company made an additional capital contribution of $11.6 million into Fly-Z/C LP to fund the joint venture’s acquisition of an aircraft.
During the three and nine month periods ended September 30, 2011, the Company recognized equity earnings of $0.3 million and an equity loss of $0.1 million from its investment in Fly-Z/C LP, respectively. The Company recognized an equity loss due to a reallocation of the capital accounts among the partners in the joint venture.
During the three and nine month periods ended September 30, 2011, the Company received distributions of 0.3 and $23.1 million from its investment in Fly-Z/C LP, respectively. Distributions received by the Company in 2011 included a $22.2 million distribution in connection with the completion of a $40.0 million debt financing by the joint venture. As of September 30, 2011, the Company's net cash investment in Fly-Z/C LP was $4.9 million.

5. NOTES PAYABLE

	Balance as of
	September 30, 2011	December 31, 2010
	(in thousands)
Outstanding principal balance, net of Notes purchased by subsidiary:
Original Notes issued	$590,430	$596,771
Notes re-issued	40,726	—

Total	631,156	596,771

Unamortized discount associated with Notes:
Original Notes issued	(409)	(581)
Notes re-issued	(6,869)	—

Total	(7,278)	(581)

Notes payable, net	$623,878	$596,190

On October 2, 2007, B&B Air Funding originally issued $853.0 million of aircraft lease-backed Class G-1 Notes (the “Notes”) at an offering price of 99.71282%. The Notes are direct obligations of B&B Air Funding and are not obligations of, or guaranteed by Fly. The final maturity date of the Notes is November 14, 2033.
As of September 30, 2011 and December 31, 2010, the Company owned $111.1 million and $153.5 million principal amount of Notes, respectively, which it had repurchased through wholly-owned subsidiaries. During the nine month period ended September 30, 2010, the Company sold to an unrelated third party its remaining option to purchase up to $50.0 million principal amount of Notes for 48% of the principal amount and received $12.5 million as consideration.
During the nine month period ended September 30, 2011, the Company sold to third parties $40.8 million principal amount of Notes held by its subsidiaries at an average price of 82.725% of the principal amount for total proceeds of $33.8 million. The discount of $7.0 million is being amortized into interest expense over the expected term of the Notes. Accrued interest on the Notes, net of amounts owed to subsidiaries of the Company in respect of the Notes that it continues to hold, totaled $0.3 million at September 30, 2011 and December 31, 2010.
The Notes are secured by: (i) first priority, perfected security interests in and pledges or assignments of equity ownership and beneficial interests in the subsidiaries of B&B Air Funding; (ii) interests in the leases of the aircraft they own; (iii) cash held by or for them; and (iv) rights under agreements with BBAM, the initial liquidity facility provider, hedge counterparties and the insurance policy provider. Interest is payable monthly based on the current one-month London Interbank Offered Rate (“LIBOR”) plus a spread of 0.67%, which includes an amount payable to Ambac Assurance Corporation, the provider of a financial guaranty insurance policy (the “Policy Provider”) that supports payment of interest and in certain circumstances, principal on the Notes.
From July 2010 through August 2012, the indenture requires a monthly minimum principal payment of approximately $1.0 million per month, subject to satisfaction of certain debt service coverage ratios and other covenants. Of this amount, approximately $0.1 million is being paid to subsidiaries of the Company, in respect of the Notes that it had purchased and continues to hold. During the nine month period ended September 30, 2011, the Company made principal repayments on the Notes of $6.4 million, net of the amounts paid to our subsidiaries. The Company made principal repayments of $1.5 million during the nine month period ended September 30, 2010.
Beginning in August 2012, all revenues collected during each monthly period will be applied to repay the outstanding balance of the Notes, after the payment of certain expenses and other costs, including the fees to the Policy Provider, interest and interest rate swap payments in accordance with those agreements. Amounts applied to the outstanding principal Note balance will be returned to the Company in respect of the Notes it continues to hold.
B&B Air Funding is subject to financial and operating covenants which relate to, among other things, its operations, disposition of aircraft, lease concentration limits, restrictions on the acquisition of additional aircraft, and restrictions on the modification of aircraft and capital expenditures. Beginning August 2010, it was also subject to an interest coverage ratio. A breach of the covenants could result in the acceleration of the Notes and exercise of remedies available in relation to the collateral, including the sale of aircraft at public or private sale. As of September 30, 2011, B&B Air Funding was not in default under the Notes.

In connection with the issuance of the Notes, B&B Air Funding also entered into a revolving credit facility (“Note Liquidity Facility”) that provides additional liquidity of up to $60.0 million. Subject to the terms and conditions of the Note Liquidity Facility, advances may be drawn for the benefit of the Note holders to cover certain expenses of B&B Air Funding, including maintenance expenses, interest rate swap payments and interest on the Notes. Advances shall bear interest at one-month LIBOR plus a spread of 1.20%. A commitment fee of 0.40% per annum is due and payable based on the unused portion of the Note Liquidity Facility. As of September 30, 2011 and December 31, 2010, B&B Air Funding had not drawn on the Note Liquidity Facility.
6. AIRCRAFT ACQUISITION FACILITY

	Balance as of	Balance as of
Aircraft Acquisition Facility:	September 30, 2011	December 31, 2010
	(Dollars in thousands)
Principal — Tranche A	$352,744	$377,636
Principal — Tranche B	184,000	184,000

Borrowings under aircraft acquisition facility	536,744	561,636
Equity Tranche	96,000	96,000

Total aircraft acquisition facility	$632,744	$657,636

On November 7, 2007, B&B Air Acquisition entered into a credit facility (the “Aircraft Acquisition Facility”). The availability period for the Aircraft Acquisition Facility expired on November 6, 2009. B&B Air Acquisition funds a cash collateral account that was established for the benefit of the lenders. As of September 30, 2011 and December 31, 2010, the cash collateral account had a balance of $44.3 million and $38.4 million, respectively.
Borrowings under the Aircraft Acquisition Facility are secured by (i) the equity ownership and beneficial interests in B&B Air Acquisition and its subsidiaries, and (ii) a security interest in the underlying aircraft and related leases. In addition, the lenders are granted a first priority, perfected security interest in derivative agreements entered into by B&B Air Acquisition.
Tranche A borrowings accrue interest at a one-month LIBOR-based rate plus a margin of 1.50%. Tranche B borrowings accrue interest at a one-month LIBOR-based rate plus 4.00%. On November 6, 2012, the applicable margin for Tranche A and Tranche B increases by 0.25% per quarter up to a maximum margin of 3.75% and 8.00% for Tranche A and B borrowings, respectively. In order of security interest, Tranche A ranks above Tranche B, and both Tranches A and B rank above the equity tranche.
Since November 6, 2009, all available cash flow from the aircraft held by B&B Air Acquisition is required to be applied to the outstanding principal after payment of interest, certain expenses and a return paid to Fly on its $96.0 million equity tranche. The equity tranche accrues interest at a rate such that the aggregate monthly interest of the entire facility reflects an interest rate of one-month LIBOR plus 2.5%. During the nine month periods ended September 30, 2011 and 2010, the Company made principal repayments on the Aircraft Acquisition Facility of $24.9 million and $24.8 million, respectively.
The loan agreement requires that the outstanding principal balance be no greater than the amounts specified as of the dates set out in the table below. If cash flows from aircraft held by B&B Air Acquisition is insufficient to reduce the outstanding principal balance to the required levels, then additional principal payments will be required.

Date	Maximum outstanding balance
(in thousands)
October 15, 2012	$448,104
January 15, 2013	298,736
April 15, 2013	149,368
July 15, 2013	—
The Aircraft Acquisition Facility also contains affirmative covenants customary for secured aircraft financings. Further, B&B Air Acquisition must maintain certain interest coverage ratios and loan to value ratios, and the aircraft in B&B Air Acquisition’s portfolio must comply with certain concentration limits. A breach of these requirements would result in either an event of default or a requirement to post additional cash collateral under the Aircraft Acquisition Facility. As of September 30, 2011, B&B Air Acquisition was not in default under the Aircraft Acquisition Facility.

7. OTHER SECURED BORROWINGS
Credit Facility
The Company has an $85.0 million credit facility agreement (the “Credit Facility”) with an international commercial bank. As of September 30, 2011 and December 31, 2010, the Company had an outstanding balance of $35.9 million and $36.3 million under the Credit Facility, respectively. The Credit Facility is secured by a pledge of the Company’s rights, title and interest in $71.8 million principal amount of Notes held by a wholly-owned subsidiary of the Company. The interest due on the borrowings under the Credit Facility is equal to the interest paid by B&B Air Funding in respect of the Notes pledged. Pursuant to the terms of the loan agreement, a portion of principal repayment amounts received by the subsidiary from B&B Air Funding in respect of the Notes pledged must be applied to pay down the facility to maintain a 2:1 ratio of collateral to loan balance.
The Credit Facility was amended in August 2011 to (i) extend the maturity date from August 16, 2011 to October 15, 2011 with a payment of an extension fee equal to $0.2 million and (ii) provide further monthly extension options up to August 15, 2012 with a payment of an extension fee equal to $0.1 million. Thereafter, the Credit Facility provides for three additional 1-year extension options with a payment of an extension fee equal to 3.5% to 5.0% of the then outstanding principal amount. The Company has further extended the Credit Facility to November 15, 2011. The extension options had nominal value as of September 30, 2011 and December 31, 2010.
The Company is subject to certain interest coverage ratios and other financial covenants as specified in the Credit Facility. As of September 30, 2011, the Company was not in default under the Credit Facility.
Aircraft Notes Payable
To partially finance the acquisition of two aircraft in December 2010 and February 2011, the Company entered into two loan agreements with an international commercial bank to borrow an aggregate of $60.0 million (“Aircraft Notes Payable”). The Aircraft Notes Payable are secured by a pledge of the Company’s rights, title and interest in the two aircraft acquired.
Aircraft Notes Payable No. 1 accrues interest at a fixed rate of 6.41% per annum based on the outstanding principal, and requires quarterly principal and interest payments of approximately $0.9 million commencing on March 7, 2011 and a balloon payment of $14.0 million at the scheduled maturity date of December 7, 2018. As of September 30, 2011, the outstanding balance under Aircraft Notes Payable No. 1 was $28.8 million.
Aircraft Notes Payable No. 2 accrues interest at a fixed rate of 7.20% per annum based on the outstanding principal, and requires quarterly principal and interest payments of approximately $0.9 million commencing on May 10, 2011 and a balloon payment of $14.0 million at the scheduled maturity date of February 6, 2019. As of September 30, 2011, the outstanding balance under Aircraft Notes Payable No. 2 was $29.1 million.
During the nine month period ended September 30, 2011, the Company made principal payments on the Aircraft Notes Payable of $2.1 million.
8. DERIVATIVES
The Company uses interest rate swap contracts to hedge variable interest payments due on (i) the Notes and (ii) borrowings under the Aircraft Acquisition Facility, associated with aircraft under fixed rate rentals. The swap contracts allow the Company to pay fixed interest rates and receive variable interest rates with the swap counterparty based on the one-month LIBOR on the notional amounts over the life of the contracts. The notional amounts decrease over time.
In May 2011, the Company entered into two additional interest rate swap contracts with a combined notional amount totaling $132.1 million in anticipation of a sale of Notes and a decline in notional amounts of existing swap contracts. As of September 30, 2011 and December 31, 2010, the Company had interest rate swap contracts with notional amounts aggregating $1,152.0 million and $1,108.8 million, respectively. The unrealized fair market value loss on the interest rate swap contracts, reflected as derivative liabilities, was $95.1 million and $82.4 million as of September 30, 2011 and December 31, 2010, respectively.
To mitigate its exposure to foreign currency exchange fluctuations, the Company has entered into a cross currency coupon swap contract in conjunction with a lease in which a portion of the lease rentals are denominated in Euros. Pursuant to the cross currency swap, the Company receives $1.7 million quarterly based on a fixed Euro to U.S. Dollar conversion rate of 1.4452 per Euro until January 15, 2016, the maturity date of the swap contract. As of September 30, 2011 and December 31, 2010, the unrealized fair market value gain on the cross currency swap contract, reflected as a derivative asset, was $1.9 million and $2.2 million, respectively.

The Company entered into two interest rate swap contracts in 2010 in connection with the forward purchase of two aircraft. These swap contracts were terminated in 2011 and 2010 upon completion of the fixed rate debt financing for the aircraft and the Company received settlement proceeds of $1.4 million and $0.7 million, respectively. The proceeds from the terminated interest rate swap contracts are being amortized as a reduction to interest expense over eight years, the original term of the contracts.
During 2008, the Company terminated a cross currency swap contract and received settlement proceeds totaling $2.1 million, which is being amortized into operating lease revenue through April 15, 2016, the original contract maturity date.
The Company’s interest rate and foreign currency derivatives are accounted for as cash flow hedges. The changes in fair value of the derivatives are recorded as a component of accumulated other comprehensive income, net of a provision for income taxes. For the three and nine month periods ended September 30, 2011, the Company recorded a net unrealized loss of $11.1 million and $11.5 million, after the applicable net tax provision of $1.6 million for each of the corresponding periods. For the three and nine month periods ended September 30, 2010, the Company recorded a net unrealized loss of $13.1 million and $33.0 million, after the applicable net tax benefit of $1.9 million and $4.7 million, respectively.
The Company determines the fair value of derivative instruments using a discounted cash flow model. The model incorporates an assessment of the risk of non-performance by the swap counterparty in valuing derivative assets and an evaluation of the Company’s credit risk in valuing derivative liabilities.
The Company considers in its assessment of non-performance risk, if applicable, netting arrangements under master netting agreements, any collateral requirement, and the derivative payment priority in the Company’s debt agreements. The valuation model uses various inputs including contractual terms, interest rate curves, credit spreads and measures of volatility.
As of September 30, 2011, the Company had the following derivative liabilities (dollar amounts in thousands):

								Gain
								Reclassified
					Adjusted		Loss	from
			Fair		Fair		Recognized in	Accumulated
		Swap	Market		Market		Accumulated	Other
	Hedge	Contract	Value of	Credit	Value of	Deferred	Other	Comprehensive
	Interest	Notional	Derivative	Risk	Derivative	Tax	Comprehensive	Loss into
Maturity Date	Rate	Amount	Liability	Adjustment	Liability	Benefit	Loss	Income
Interest rate swap contracts:
10/14/2015	4.93%	$218,093	$(22,039)	$1,285	$(20,754)	$2,594	$(18,160)	$—
10/14/2015	4.93%	218,093	(22,039)	1,285	(20,754)	2,594	(18,160)	—
11/15/2015	4.36%	25,335	(3,124)	211	(2,913)	364	(2,549)	—
12/15/2015	4.37%	25,343	(3,164)	217	(2,947)	368	(2,579)	—
09/15/2015	4.36%	25,887	(3,138)	208	(2,930)	366	(2,564)	—
11/15/2015	4.37%	25,627	(3,184)	216	(2,968)	371	(2,597)	—
01/14/2015	3.40%	62,175	(3,733)	172	(3,561)	445	(3,116)	—
03/15/2018	3.31%	167,493	(11,894)	749	(11,145)	1,394	(9,751)	—
08/15/2015	3.85%	24,115	(1,882)	105	(1,777)	222	(1,555)	—
05/15/2016	4.49%	41,907	(4,793)	333	(4,460)	558	(3,902)	—
03/15/2015	4.22%	25,393	(2,757)	167	(2,590)	324	(2,266)	—
04/15/2015	4.07%	27,298	(2,879)	176	(2,703)	338	(2,365)	—
10/15/2016	4.25%	25,393	(3,393)	262	(3,131)	391	(2,740)	—
10/15/2012	2.30%	108,347	(2,149)	46	(2,103)	263	(1,840)	—
04/14/2018	3.10%	17,674	(5,378)	461	(4,917)	615	(4,302)	—
03/14/2018	1.98%	113,853	(3,820)	189	(3,631)	454	(3,177)	—
Accrued interest			(1,827)		(1,827)			—
Terminated Contracts		—	—	—	—	(238)	1,667	201

Total — derivative liabilities		$1,152,026	$(101,193)	$6,082	$(95,111)	$11,423	$(79,956)	$201

As of September 30, 2011, the Company had the following derivative asset (dollar amounts in thousands):

								Gain
								Reclassified
					Adjusted		Gain	from
			Fair		Fair		Recognized in	Accumulated
	EURO to	Swap	Market		Market		Accumulated	Other
	US Dollar	Contract	Value of	Credit	Value of	Deferred	Other	Comprehensive
	Conversion	Notional	Derivative	Risk	Derivative	Tax	Comprehensive	Loss into
Maturity Date	Rate	Amount	Instrument	Adjustment	Instrument	Liability	Loss	Income
Cross currency coupon swap contract:
01/15/2016	1EURO to US1.4452	1,650	2,075	(204)	1,871	(234)	1,637	—
Terminated Contract		—	—	—	—	(142)	992	195

Total — derivative asset		$1,650	$2,075	$(204)	$1,871	$(376)	$2,629	$195

9. SHARE-BASED COMPENSATION
Description of Plan
In April 2010, the Company adopted the 2010 Omnibus Incentive Plan (“2010 Plan”) and reserved 1,500,000 shares for issuance under the 2010 Plan. The 2010 Plan permits the grant of (i) stock appreciation rights (“SARs”); (ii) restricted stock units (“RSUs”); (iii) nonqualified stock options; and (iv) other share-based awards. On April 29, 2010, the Company made an aggregate grant of 599,999 SARs and RSUs (“2010 Grants”) to certain employees of BBAM LP who provide services to the Company pursuant to certain management and servicing agreements. On March 1, 2011, the Company made an additional aggregate grant of 600,001 SARs and RSUs (“2011 Grants”) to certain employees of BBAM LP.
SARs entitle the holder to receive any increase in value between the grant date price of Fly’s ADSs and their value on the exercise date. RSUs entitle the holder to receive a number of Fly’s ADSs equal to the number of RSUs awarded upon vesting. The granted SARs and RSUs vest in three equal installments. The 2010 Grants vest on the last day of the sixth, 18th and 30th month following the date of grant, and expire on the tenth anniversary of the grant date. The 2011 Grants vest on the first, second and third anniversary of the grant date and expire on the tenth anniversary of the grant date. The Company settles SARs and RSUs with newly issued ADSs.
The holder of a SAR or RSU is also entitled to dividend equivalent rights (“Dividend Equivalent”) on each SAR and RSU. For each Dividend Equivalent, the holder shall have the right to receive a cash amount equal to the per share dividend paid by the Company during the period between the grant date and Dividend Equivalent’s expiration (“Dividend Amount”). Dividend Equivalents expire at the same time and in the same proportion that the SARs and RSUs are exercised, cancelled, forfeited or expire. Dividend Amounts are payable to the holder only when the SAR or RSU on which the Dividend Equivalent applies has vested.
Valuation Assumptions
The Company accounts for grants to the CEO and CFO as grants to employees and grants to other BBAM LP employees as grants to non-employees. Grants to employees are valued at the grant date and amortized on a straight-line basis into share-based compensation expense over the service period. Grants to non-employees are initially measured at grant date, and then re-measured at each subsequent interim reporting period until the awards vest.
The Company uses the Black-Scholes option pricing model to determine the fair value of SARs. The fair value of SARs expected to vest is estimated on the date of grant, or if applicable, on the measurement date using the following assumptions:

	Three months ended	Three months ended	Nine months ended	Nine months ended
	September 30, 2011	September 30, 2010	September 30, 2011	September 30, 2010
Risk-free interest rate	1.72% – 2.73%	2.26% – 2.73%	1.72% – 3.47%	2.26% – 2.73%
Volatility	60% – 70%	67% – 70%	60% – 70%	67% – 70%
Expected life	6 – 9 years	6 – 10 years	6 – 10 years	6 – 10 years
The expected share price volatility was benchmarked based on the historical volatility of the common shares of the Company as well as other companies operating in similar businesses. The risk-free interest rate is based on the US Treasury yield curve in effect at the time of grant, or as applicable as of the measurement date, for the period corresponding with the expected life of the SAR. The dividend yield assumption was not factored into the valuation model as the SAR grant holder is entitled to the Dividend Amount.

Grant Activity
A summary of the Company’s SAR activity for the nine month period ended September 30, 2011 is presented below:

			Weighted
		Weighted	average
		average	remaining
	Number of	exercise	contractual
	shares	price	life (in years)
Outstanding at January 1, 2011	359,605	$12.42
SARs granted	349,235	$13.30
SARs exercised	—	—
SARs canceled	—	—

Outstanding at September 30, 2011	708,840	$12.85	9.0

Exercisable at September 30, 2011	119,869	$12.42	8.6

SARs granted to employees and non-employees during the nine month period ended September 30, 2011 totaled 63,104 and 286,131, respectively. The aggregate intrinsic value is calculated as the difference between the exercise price of the underlying awards and the Company’s closing ADS price of $11.35 as of September 30, 2011. The SARs had no intrinsic value as of September 30, 2011 as the exercise price of the underlying awards was higher than the Company’s closing ADS price. The grant date fair value of the SARs granted in 2011 was $3.2 million.
A summary of the Company’s RSU activity for the nine month period ended September 30, 2011 is presented below:

		Weighted average
		grant date fair
	Number of shares	value
Outstanding and unvested at January 1, 2011	160,262	$12.42
RSUs granted	250,766	$13.30
RSUs vested	—	—
RSUs canceled	—	—

Outstanding and unvested at September 30, 2011	411,028	$12.96

RSUs granted to employees and non-employees during the nine month period ended September 30, 2011 totaled 45,312 and 205,454, respectively. The weighted average grant date fair value was determined based on the average of the high and low market prices of the Company’s ADSs on the business date prior to the award. The grant date fair value of the RSUs granted in 2011 was $3.3 million. The aggregate intrinsic value of RSUs outstanding using the closing price of $11.35 per ADS as of September 30, 2011 was $4.7 million.
Share-based compensation expense related to SARs and RSUs is recorded as a component of selling, general and administrative expenses, and totaled $0.7 million and $1.9 million for the three month periods ended September 30, 2011 and 2010, respectively. For the nine month periods ended September 30, 2011 and 2010, share-based compensation expense totaled $3.1 million and $2.8 million, respectively. Total unamortized share-based compensation expense totaled $4.4 million at September 30, 2011. As of September 30, 2011, unvested SARs and RSUs had a weighted average remaining vesting term of 1.0 year.
10. EARNINGS PER SHARE
SARs and RSUs granted by the Company that contain non-forfeitable rights to receive dividend equivalents are deemed participating securities. Net income available to common shareholders is determined by reducing the Company’s net income for the period by dividend equivalents paid on vested SARs and RSUs during the period.
Basic earnings per share are calculated by dividing net income available to common shareholders by the weighted average number of common shares outstanding during the period. Diluted earnings per share are calculated by dividing net income available to common shareholders by the sum of the weighted average number of common shares outstanding and the potential number of dilutive common shares outstanding during the period, excluding the effect of any anti-dilutive securities.

The following table sets forth the calculation of basic and diluted earnings per share:

	Three months ended		Nine months ended
	September 30		September 30
	2011	2010	2011	2010
	(Dollars in thousands, except share and per share data)
Numerator
Net income	$3,416	$12,202	$10,277	$42,029
Less: Dividend equivalents paid on vested SARs	(24)	—	(72)	—

Net income available to common shareholders	$3,392	$12,202	$10,205	$42,029

Denominator
Weighted average shares outstanding-Basic	25,647,373	27,259,400	25,904,913	28,797,896
Dilutive common equivalent shares:
RSUs	194,548	45,030	142,088	40,788
SARs	—	—	7,342	—

Weighted average shares outstanding-Diluted	25,841,921	27,304,430	26,054,343	28,838,684

Earnings per share:
Basic and Diluted	$0.13	$0.45	$0.39	$1.46
11. INCOME TAXES
The Company is a tax resident of Ireland and has wholly-owned subsidiaries in Ireland, France and the Cayman Islands that are tax residents in those jurisdictions. In calculating net trading income, Fly and its Irish tax resident subsidiaries are entitled to a deduction for trading expenses and tax depreciation on its aircraft. In general, Irish resident companies pay corporation tax at the rate of 12.5% on trading income and 25.0% on non-trading income. In addition, repatriated earnings from the Company’s Cayman subsidiary will be taxed at the 25.0% tax rate. A deferred tax provision at the 25.0% rate was provided for the gain resulting from the sale of the option to purchase notes payable. Fly’s French resident subsidiaries pay a corporation tax of 30.38% on their net taxable income.
The Company’s tax provision includes U.S. federal and state taxes on its share of BBAM LP’s taxable income sourced in the U.S. BBAM LP operates in jurisdictions in which it, rather than its partners, is responsible for the taxes levied. These taxes are included in BBAM LP’s results and are reflected in the Company’s equity earnings from BBAM LP. In addition, the Company will be subject to U.S. branch profit tax on U.S. sourced dividends it receives from its subsidiary, Fly-BBAM.
Fly-BBAM is also subject to Irish tax on dividends paid to it by BBAM LP at either 12.5% or 25.0% depending on the underlying source of income. Subject to limitations under current Irish law, U.S. taxes paid by the Company or taxes paid by BBAM LP’s subsidiaries may be credited against an Irish tax liability associated with its investment in BBAM LP.
Income tax expense by jurisdiction is shown below:

	Three months	Three months	Nine months	Nine months
	ended	ended	ended	ended
	September 30,	September 30,	September 30,	September 30,
	2011	2010	2011	2010
	(Dollars in thousands)
Deferred tax expense:
Ireland	$413	$1,448	$1,468	$7,265
France	(1)	14	8	14
United States	(84)	(110)	(58)	(110)

Deferred tax expense — total	328	1,352	1,418	7,169

Current tax expense:
Ireland	(4)	348	52	450
France	3	7	19	34
United States	318	684	858	885

Current tax expense — total	317	1,039	929	1,369

Total Income Tax Expense	$645	$2,391	$2,347	$8,538

The Company had no unrecognized tax benefits as of September 30, 2011 and December 31, 2010. The principal components of the Company’s net deferred tax asset were as follows:

	September 30, 2011	December 31, 2010
	(Dollars in thousands)
Deferred tax asset:
Net operating loss carry forwards	$72,901	$57,446
Net unrealized losses on derivative instruments	11,047	9,524
Other	242	74

Total deferred tax asset	84,190	67,044

Deferred tax liability:
Excess of tax depreciation over book depreciation	(58,792)	(41,520)
Net earnings of non-European Union member subsidiary	(22,261)	(22,478)
Other	(111)	—

Total deferred tax liability	(81,164)	(63,998)

Deferred tax asset, net	$3,026	$3,046

The Company has determined that no valuation allowance against its deferred tax asset was necessary as of September 30, 2011 or December 31, 2010. The Company is allowed to carry forward its net operating losses for an indefinite period to be offset against income of the same trade under current tax rules in Ireland.
12. COMMITMENTS AND CONTINGENCIES
From time to time, the Company contracts with third-party service providers to perform maintenance or overhaul activities on its off-lease aircraft.
13. RELATED PARTY TRANSACTIONS
Fly has no employees and has outsourced the daily operations of the Company by entering into management, servicing and administrative agreements (the “Agreements”) with BBAM LP.
Pursuant to the Agreements, BBAM is entitled to receive servicing fees. With respect to the Company’s Initial Portfolio, BBAM is entitled to receive a base fee of $150,000 per month, subject to certain adjustments, and a rent fee equal to 1.0% of the aggregate amount of aircraft rent due and 1.0% of aggregate rent actually collected. Under the Aircraft Acquisition Facility, BBAM is entitled to receive a fee equal to 3.5% of the aggregate amount of rent actually received for the aircraft. For the three month periods ended September 30, 2011 and 2010, base and rent fees incurred amounted to $1.8 million for each respective period. For the nine month periods ended September 30, 2011 and 2010, base and rent fees incurred totaled $5.4 million for each period.
For the two aircraft acquired by the Company in 2010 and 2011, the Company entered into servicing agreements with BBAM LP to act as servicer to provide the Company with certain administrative and management services. Under the terms of such servicing agreements, the Company pays the servicers (i) a fee equal to 3.5% of the monthly rents actually collected and (ii) an administrative fee of $1,000 per month per aircraft.
BBAM is entitled to an administrative agency fee from B&B Air Funding equal to $750,000 per annum, subject to adjustments based on the Consumer Price Index. In addition, BBAM is entitled to an administrative fee from B&B Air Acquisition of $240,000 per annum. For the three month periods ended September 30, 2011 and 2010, $0.3 million of administrative fees were paid in each respective period. For the nine month periods ended September 30, 2011 and 2010, $0.8 million of administrative fees were paid in each respective period.
For its role as exclusive arranger, BBAM receives a fee equal to 1.5% of the purchase price of aircraft acquired, excluding aircraft in the Initial Portfolio. BBAM also receives a fee equal to 1.5% of the sales proceeds of all disposed aircraft. For the nine month periods ended September 30, 2011, $0.6 million of fees were incurred for aircraft acquired. No aircraft were disposed of in the three and nine month period ended September 30, 2011. For the three and nine month periods ended September 30, 2010, $1.5 million of fees were incurred for aircraft dispositions.
The Company makes quarterly payments to the Manager as compensation for providing the chief executive officer, the chief financial officer and other personnel, and certain corporate overhead costs related to Fly (“Management Expenses”), subject to adjustments tied to the Consumer Price Index. For the three month periods ended September 30, 2011 and 2010, the Company incurred $1.6 million of Management Expenses for each respective period. For the nine month periods ended September 30, 2011 and 2010, the Company incurred $4.7 million of Management Expenses for each period. (See Note 16.)
In connection with its services, the Manager may incur expenses such as insurance, as well as legal and professional advisory fees on behalf of the Company. As of September 30, 2011 and December 31, 2010, the Company had $0.1 million of reimbursable expenses due to the Manager.

14. FAIR MARKET VALUE OF FINANCIAL INSTRUMENTS
The Company’s financial instruments consist principally of cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, derivative instruments, accounts payable, credit facilities and notes payable. The Company’s notes payable and borrowings under the Aircraft Acquisition Facility bear floating rates of interest which reset monthly to a market benchmark rate plus a credit spread.
Fair value is defined as the price at which an asset could be exchanged in a current transaction between knowledgeable, willing and able parties. A liability’s fair value is defined as the amount that would be paid to transfer the liability to a new obligor, not the amount that would be paid to settle the liability with the creditor.
The fair value of the Company’s cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, and accounts payable approximate their carrying value. Where available, the fair value of the Company’s notes payable and credit facilities is based on observable market prices or parameters or derived from such prices or parameters. Where observable prices or inputs are not available, valuation models are applied, using the net present value of cash flow streams over the term using estimated market rates for similar instruments and remaining terms. These valuation techniques involve some level of management estimation and judgment, the degree of which is dependent on the price transparency for the instruments or market and the instruments’ complexity. The Company determines the fair value of its derivative instruments using a discounted cash flow model which incorporates an assessment of the risk of non-performance by the swap counterparty and an evaluation of Fly’s credit risk in valuing derivative liabilities. The valuation model uses various inputs including contractual terms, interest rate curves, credit spreads and measures of volatility.
The Company also measures the fair value for certain assets and liabilities on a non-recurring basis, when GAAP requires the application of fair value, including events or changes in circumstances that indicate that the carrying amounts of assets may not be recoverable. Assets subject to these measurements include flight equipment held for sale, flight equipment held for operating leases and investments in unconsolidated joint ventures. Fly accounts for its investments in unconsolidated joint ventures under the equity method (See Note 2). The Company records flight equipment at fair value when the carrying value may not be recoverable. Such fair value measurements, if necessary, are based on management’s best estimates and judgment, which include assumptions as to future cash proceeds from the leasing and eventual disposition of the aircraft. For the nine month period ended September 30, 2011 and the year ended December 31, 2010, no flight equipment and neither of the Company’s unconsolidated joint venture investments was recorded at fair value.
The carrying amounts and fair values of the Company’s financial instruments were as follows:

	September 30, 2011		December 31, 2010
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(Dollars in thousands)
Notes payable	$623,878	$511,580	$596,190	$506,761
Aircraft acquisition facility	536,744	524,426	561,636	531,860
Other secured borrowings	93,791	93,791	66,283	66,283
Derivative asset	1,871	1,871	2,226	2,226
Derivative liabilities	95,111	95,111	82,436	82,436
Assets and liabilities recorded at fair value on a recurring basis in the consolidated balance sheets are categorized based upon the level of judgment associated with the inputs used to measure their fair values. The hierarchy levels established by FASB give the highest priority to quoted prices in active markets and the lowest priority to unobservable data. FASB requires fair value measurements to be disclosed by level within the following fair value hierarchy:
Level 1 — Inputs are unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date.
Level 2 — Inputs (other than quoted prices included in Level 1) are either directly or indirectly observable for the asset or liability through correlation with market data at the measurement date and for the duration of the instrument’s anticipated life.
Level 3 — Inputs reflect management’s best estimate of what market participants would use in pricing the asset or liability at the measurement date. Consideration is given to the risk inherent in the valuation technique and the risk inherent in the inputs to the model.

As of September 30, 2011 and December 31, 2010, the categorized asset and liabilities of the Company measured at fair value on a recurring basis, based upon the lowest level of significant inputs to the valuations are as follows:

	Level 1	Level 2	Level 3	Total
	(Dollars in thousands)
September 30, 2011:
Derivative asset	—	$1,871	—	$1,871
Derivative liabilities	—	95,111	—	95,111
December 31, 2010:
Derivative asset	—	2,226	—	2,226
Derivative liabilities	—	82,436	—	82,436
15. SHAREHOLDERS’ EQUITY
On May 3, 2010, the Company’s Board of Directors approved a $30.0 million share repurchase program which expired in May 2011 (“2010 Repurchase Program”). The Company repurchased 23,135 shares at a weighted average price of $12.43 per share through March 17, 2011 under the 2010 Repurchase Program.
On March 8, 2011, the Company repurchased 1,035,438 shares held by an unrelated third party at a price of $11.93 per share for a total price of $12.3 million pursuant to a Stock Purchase Agreement.
On May 3, 2011, the Company’s Board of Directors approved a new $30.0 million share repurchase program expiring in May 2012 (“2011 Repurchase Program”). Under the 2011 Repurchase Program, the Company may make share repurchases from time to time in the open market or in privately negotiated transactions. The timing of repurchases under this program will depend upon a variety of factors, including market conditions, and the program may be suspended or discontinued at any time. Under the 2011 Repurchase Program, the Company repurchased 16,293 shares at a weighted average price of $10.94 per share during the nine month period ended September 30, 2011. As of September 30, 2011, there were 25,632,635 shares outstanding.
As of September 30, 2011, the Company had 708,840 SARs and 411,028 RSUs outstanding under the 2010 Plan. Share-based compensation related to SARs and RSUs granted under the 2010 Plan totaled $3.1 million and $2.8 million for the nine month periods ended September 30, 2011 and 2010, respectively.
16. SUBSEQUENT EVENTS
On August 4, 2011, the Company announced that it had entered into a Purchase Agreement with, among others, Global Aviation Asset Management (“GAAM”), to purchase a portfolio of 49 aircraft valued at approximately $1.4 billion and managed by GAAM. On October 14, 2011, the Company completed the acquisition. The purchase was funded with approximately $115 million of the Company’s unrestricted cash (net of cash acquired as part of the acquisition) and the assumption of approximately $1.2 billion of secured, non-recourse debt. The Company now has 109 aircraft on lease to 53 airlines in 29 countries.
All of the acquired aircraft are financed with secured, non-recourse debt which has been assumed by our subsidiaries as part of the acquisition. The financing is provided by six lenders through five facilities. All of the loans are secured by pledges of the Company’s rights, title and interest in the acquired aircraft and the related leases.
One facility, which finances 19 of the acquired aircraft, matures in November 2012. The Company is currently negotiating an extension of this facility with the lender. In connection with the completion of the portfolio acquisition, the Company paid $25 million to the lender of this facility to be applied towards repayment of approximately $603 million outstanding under the facility. If the lender does not issue a binding commitment for an extension by November 30, 2011 or is ultimately unable to fund a new facility in November 2012 when the current facility matures, the $25 million will be refunded to the Company. If this facility is not extended, all amounts outstanding under the facility will become due in November 2012 and there is no assurance that we will be able to replace these loans. If the facility is extended, the Company will be required to repay an additional $15 million of the amount outstanding on the refinancing date.
Financing for the other 30 acquired aircraft are provided through four other secured, non-recourse facilities. The financings in each of these facilities are structured as individual loans, each of which finances one aircraft. A default under any of the loans on any single aircraft in any of these facilities would be a default under all loans in that facility. The maturity date for each loan matches the corresponding lease expiration date, with maturity dates ranging from 2011 to 2020. Twenty-one aircraft are financed through a single facility with an aggregate outstanding principal balance of approximately $520 million and maturity dates ranging from 2011 to 2020. Only one aircraft of the 21 financed through this facility has a loan maturity date in 2011. The Company is in discussions with the lender about extending the loan on this aircraft. The remaining aircraft are financed through three facilities with an aggregate outstanding principal balance of approximately $103 million, with maturity dates ranging from 2014 to 2017.

In connection with the completion of this acquisition, the Company amended its Management Agreement (the “Management Agreement”) with its Manager and entered into new servicing agreements with affiliates of BBAM LP related to the newly acquired aircraft. Consistent with the Company’s other recent aircraft acquisitions, the servicing agreements for the newly acquired aircraft provide that the Company will pay the servicer 3.5% of the monthly rents actually collected from lessees of the acquired aircraft, plus an administrative fee of $1,000 per month per aircraft.
Pursuant to the amended Management Agreement, the Company will generally pay the Manager a fee for each acquisition or sale of aircraft or other aviation assets equal to 1.5% of gross acquisition costs in respect of acquisitions or the aggregate gross proceeds in respect of dispositions. However, with respect to the 49 aircraft acquired on October 14, 2011, the Company will pay its Manager a reduced one-time acquisition fee of $12.5 million (approximately 0.9% of the $1.4 billion portfolio value of the acquired aircraft). In addition, the Company will pay the Manager a disposition fee equal to 2% of the gross proceeds in respect of the disposition of any of these 49 aircraft made on or prior to October 14, 2013 if the gross proceeds on such disposition exceed the net book value of such aircraft.
Beginning on October 15, 2011, the Company has agreed to make quarterly payments to the Manager in the amount of $2.5 million, subject to an annual adjustment indexed to the consumer price index applicable to the previous year. This amount includes compensation paid to the Manager’s management team in respect of services provided to the Company pursuant to the Management Agreement, as well as the Manager’s corporate overhead cost. The amount is subject to adjustment by notice from the Manager and the approval of the independent members of the Company’s board of directors. The Company will also continue to pay or reimburse the Manager for certain out-of-pocket expenses.
The current term of the amended Management Agreement expires on April 29, 2015. The amended Management Agreement will be automatically extended for additional five-year terms unless terminated by either party on 12 months written notice. The Company will pay a termination fee to the Manager if it elects not to renew the amended Management Agreement after the end of the first three five-year terms or if the Manager terminates the Management Agreement for cause. The termination fee is equal to three times the non-renewal base amount after the end of the first five-year term, two times this amount after the end of the second five-year term and one time this amount after the end of the third five-year term. The non-renewal base amount is equal to $6 million, plus 50% of any annual management fees up to an additional $6 million.
On October 17, 2011, the Company declared a dividend of $0.20 per share or approximately $5.1 million. The dividend is payable on November 21, 2011 to shareholders of record at October 31, 2011.
On October 28, 2011, the Company purchased an aircraft for $25.1 million. To partially finance the acquisition, the Company entered into a loan agreement with an international commercial bank to borrow $20.0 million. The loan is secured by a pledge of the Company’s rights, title and interest in the aircraft.

Item 2.	Management’s Discussion & Analysis of Financial Condition and Results of Operations
The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our (i) consolidated financial statements and related notes included elsewhere in this Interim Report and (ii) Annual Report on Form 20-F for the year ended December 31, 2010. The consolidated financial statements have been prepared in accordance with U.S. GAAP and are presented in U.S. dollars. The discussion below contains forward-looking statements that are based upon our current expectations and are subject to uncertainty and changes in circumstances. Actual results may differ materially from these expectations due to changes in global, regional or local political, economic, business, competitive, market, regulatory and other factors, many of which are beyond our control. See “Preliminary Note”.
Overview
Fly is a global lessor of modern, fuel-efficient commercial jet aircraft. Our aircraft are leased under medium-term to long-term contracts to a diverse group of airlines throughout the world. We currently have a portfolio of 60 aircraft of which one is held for sale. At September 30, 2011, all of our aircraft held for operating leases were on lease to 34 lessees in 22 countries.
Although we are organized under the laws of Bermuda, we are a resident in Ireland for tax purposes and are subject to Irish corporation tax on our income in the same way, and to the same extent, as if we were organized under the laws of Ireland.
For the three and nine month periods ended September 30, 2011, we had net income of $3.4 million and $10.3 million, and diluted earnings per share of $0.13 and $0.39, respectively. Net cash flows provided by operating activities for the nine month period ended September 30, 2011 totaled $82.4 million. Net cash flow used in investing activities was $55.0 million and net cash provided by financing activities was $38.9 million for the nine month period ended September 30, 2011. We paid $15.7 million in dividends and dividend equivalents during the nine month period ended September 30, 2011. In addition, we purchased 1,074,866 of our shares during the nine month period ended September 30, 2011 for $12.8 million or an average price of $11.92 per share.
Net income for the three and nine month periods ended September 30, 2011 included $1.3 million and $2.6 million of equity earnings from our investments in unconsolidated joint ventures. Net income for the nine month period ended September 30, 2010 included a $12.5 million gain on sale of an option to purchase notes payable.
As of September 30, 2011 and 2010, we had a total of 60 and 59 aircraft in our portfolio, respectively. During the nine month period ended September 30, 2010, we sold three aircraft and recognized gain on aircraft sale of $8.9 million. We had one aircraft classified as held for sale as of September 30, 2011.
On April 29, 2010, we adopted the 2010 Plan and reserved 1,500,000 shares for issuance under the 2010 Plan. We have made aggregate grants of 1,200,000 shares in the form of stock appreciation rights (“SARs”) and restricted stock units (“RSUs”) to certain employees of BBAM LP who provide services to us pursuant to certain management and servicing agreements.
In 2011, we made an investment of $28.1 million for a 57.4% limited partnership interest in Fly-Z/C LP, a newly-formed aircraft leasing joint venture. Fly-Z/C LP was formed for the purpose of acquiring, financing and eventually selling four commercial jet aircraft. As of September 30, 2011, we have received distributions totaling $23.1 million from Fly-Z/C LP, which included $22.2 million in connection with the completion of a $40.0 million debt financing by the joint venture. After these distributions, the Company’s net cash investment in Fly-Z/C LP was $4.9 million.
On August 4, 2011, we announced that we had entered into a Purchase Agreement with, among others, Global Aviation Asset Management (“GAAM”), to purchase a portfolio of 49 aircraft valued at approximately $1.4 billion and managed by GAAM. On October 14, 2011, we completed the acquisition. The purchase was funded with approximately $115 million of unrestricted cash (net of cash acquired as part of the acquisition) and the assumption of approximately $1.2 billion of secured, non-recourse debt. The Company now has 109 aircraft on lease to 53 airlines in 29 countries.
All of the acquired aircraft are financed with secured, non-recourse debt which has been assumed by our subsidiaries as part of the acquisition. The financing is provided by six lenders.

Market Conditions
Although we have renewed concerns about the global economy and the potential for slower economic growth, we continue to see a general improvement in the financial condition of the airline industry worldwide and increased airline profitability. This industry recovery has resulted in increased demand from our airline customers, as well as increases in lease rates for newer aircraft. Despite this overall industry improvement, a few of our lessees have not made lease rental and other payments on a timely basis.
Critical Accounting Policies and Estimates
Fly prepares its consolidated financial statements in accordance with U.S. GAAP, which requires the use of estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. The use of estimates is or could be a significant factor affecting the reported carrying values of flight equipment, investments, deferred assets, accruals and reserves. We utilize third party appraisers and industry valuation professionals, where possible, to support estimates, particularly with respect to flight equipment. We have made no significant changes in our critical accounting policies and significant estimates from those disclosed in our Annual Report on Form 20-F for the year ended December 31, 2010.
Operating Results
Management’s discussion and analysis of operating results presented below relates to the consolidated statements of income of Fly for the three and nine month periods ended September 30, 2011 and 2010.
Consolidated Statements of Income of Fly for the three month periods ended September 30, 2011 and 2010

	Three months	Three months
	ended	ended
	September 30,	September 30,
	2011	2010
	(Dollars in thousands)
Revenues
Operating lease revenue	$47,387	$51,736
Equity earnings from unconsolidated joint ventures	1,289	1,277
Gain on sale of aircraft	—	8,912
Lease termination settlement	528	570
Interest and other income	233	115

Total revenues	49,437	62,610

Expenses
Depreciation	21,158	21,320
Interest expense	18,278	18,781
Selling, general and administrative	5,756	6,836
Maintenance and other costs	184	1,080

Total expenses	45,376	48,017

Net income before provision for income taxes	4,061	14,593
Income tax provision	645	2,391

Net income	$3,416	$12,202

Rental revenues from operating leases are recognized on a straight-line basis over the respective lease terms. For the three month period ended September 30, 2011, operating lease revenue totaled $47.4 million, a decrease of $4.3 million compared to the three month period ended September 30, 2010. The decrease was primarily due to (i) recognition of aircraft redelivery income and maintenance payment liabilities retained at the end of the lease totaling $3.0 million in 2010 with no corresponding income in 2011 and (ii) lower revenue of $2.8 million resulting from four aircraft that were sold in 2010. The decreases were partially offset by rental revenues from aircraft purchased in 2010 and 2011 totaling $2.0 million and rents from aircraft that were previously off-lease.
Amortization of lease incentives recorded as a reduction of operating lease revenue totaled $1.9 million and $1.4 million for the three month periods ended September 30, 2011 and 2010, respectively.
For the three month period ended September 30, 2011, we recorded equity earnings of $1.3 million from our 15.0% interest in BBAM LP and 57.4% interest in Fly-Z/C LP,. The equity earnings in 2010 was from our 15% interest in BBAM LP.

In the three month period ended September 30, 2010, we sold three aircraft for an aggregate gain on sale of $8.9 million. There have been no sale of aircraft in 2011.
Payments of $0.5 million and $0.6 million were received during the three month periods ended September 30, 2011 and 2010, respectively, in connection with a settlement agreement we reached with the guarantor of certain leases which were terminated in a prior period. Future revenues will be recognized as cash is received from the guarantor.
Depreciation expense was $21.2 million and $21.3 million for the three month periods ended September 30, 2011 and 2010, respectively. The decrease in depreciation expense due to the aircraft we sold in 2010 was offset by depreciation on recently acquired aircraft.
Compared to the three month period ended September 30, 2010, interest expense decreased by $0.5 million to $18.3 million in the three month period ended September 30, 2011. The decrease was primarily due to repayment of debt under our Notes and the Aircraft Acquisition Facility and lower interest rates. The decrease was partially offset by interest payments on debt incurred to finance our acquisition of new aircraft and interest on Notes that were re-sold.
Compared to the three month period ended September 30, 2010, selling, general and administrative expenses decreased $1.0 million to $5.8 million for the three month period ended September 30, 2011. The decrease was primarily due to lower share-based compensation expense related to the SARs and RSUs issued under our 2010 Plan.
During the three month periods ended September 30, 2011 and 2010, maintenance and other leasing costs totaled $0.2 million and $1.1 million, respectively. Maintenance and other leasing costs incurred in 2010 were related to the repossessed aircraft and included, among other things, maintenance and repairs, technical inspections, repossession costs, storage costs and aircraft insurance.
Our provision for income taxes of $0.6 million and $2.4 million during the three month periods ended September 30, 2011 and 2010, respectively, consists primarily of Irish income taxes. We are tax resident in Ireland and expect to pay the corporation tax rate of 12.5% on trading income and 25.0% on non-trading income. The resulting effective tax rate for the three month periods ended September 30, 2011 and 2010 was 15.9% and 16.4%, respectively. The effective tax rate is higher than the Irish statutory tax rate of 12.5% due to (i) U.S. federal and state tax provisions on our share of BBAM LP’s taxable income sourced in the U.S and (ii) certain expenses incurred by Fly which are not deductible under current Irish tax laws. In 2010, we recognized a deferred tax provision using the non-trading income tax rate on the gains associated with the sale of our option to purchase Notes.
Our consolidated net income was $3.4 million and $12.2 million for the three month periods ended September 30, 2011 and 2010, respectively.
Consolidated Statements of Income of Fly for the nine month periods ended September 30, 2011 and 2010

	Nine months	Nine months
	ended	ended
	September 30,	September 30,
	2011	2010
	(Dollars in thousands)
Revenues
Operating lease revenue	$149,149	$167,419
Equity earnings from unconsolidated joint ventures	2,626	1,857
Gain on sale of aircraft	—	8,912
Gain on sale of option to purchase notes payable	—	12,501
Lease termination settlement	1,616	1,739
Interest and other income	886	1,304

Total revenues	154,277	193,732

Expenses
Depreciation	62,723	63,701
Interest expense	55,174	56,603
Selling, general and administrative	19,653	19,481
Debt purchase option amortization	—	947
Maintenance and other costs	4,103	2,433

Total expenses	141,653	143,165

Net income before provision for income taxes	12,624	50,567
Income tax provision	2,347	8,538

Net income	$10,277	$42,029

For the nine month period ended September 30, 2011, operating lease revenue totaled $149.1 million, a decrease of $18.3 million compared to the nine month period ended September 30, 2010. The decrease was primarily due to (i) recognition of end of lease redelivery adjustments and maintenance payment liabilities retained totaling $17.2 million in 2010 compared to $2.9 million in 2011, (ii) lower revenue of $8.6 million resulting from four aircraft that were sold in 2010, and (iii) lack of revenue from aircraft that were off-lease in 2011 by $2.0 million. The decreases were partially offset by (i) rental revenues from aircraft purchased in 2010 and 2011 totaling $5.7 million, (ii) increase in rentals collected from lessees on non-accrual status totaling $1.8 million, and (iii) rentals from aircraft that were previously off-lease of $3.7 million.
Amortization of lease incentives recorded as a reduction of operating lease revenue totaled $5.1 million and $4.0 million for the nine month periods ended September 30, 2011 and 2010, respectively.
For the nine month period ended September 30, 2011, we recorded equity earnings of $2.6 million from our 15.0% interest in BBAM LP and 57.4% interest in Fly-Z/C LP, respectively. For the nine month period ended September 30, 2010, we recorded equity earnings of $1.9 million from our 15.0% interest in BBAM LP only.
During the nine month period ended September 30, 2010, we sold three aircraft for an aggregate gain on sale of $8.9 million. There was no sale of aircraft in 2011.
During the nine month period ended September 30, 2010, we sold to an unrelated third party our right to purchase up to $50.0 million of the then outstanding principal amount of Notes for 48% of the principal amount and received consideration of $12.5 million.
Payments of $1.6 million and $1.7 million were received during the nine month periods ended September 30, 2011 and 2010, respectively, in connection with a settlement agreement we reached with the guarantor of certain leases which were terminated in a prior period. Future revenues of $0.7 million will be recognized as cash is received from the guarantor.
Depreciation expense during the nine month period ended September 30, 2011 was $62.7 million, compared to $63.7 million for the nine month period ended September 30, 2010. The decrease was primarily due to the aircraft we sold in 2010, partially offset by depreciation on recently acquired aircraft.
Compared to the nine month period ended September 30, 2010, interest expense decreased by $1.4 million to $55.2 million in the nine month period ended September 30, 2011. The decrease was primarily due to repayment of debt under our Notes and the Aircraft Acquisition Facility, which was partially offset by interest payments on debt incurred to finance our acquisition of new aircraft.
Selling, general and administrative expenses were $19.7 million and $19.5 million for the nine month periods ended September 30, 2011 and 2010, respectively. The increase of $0.2 million was primarily due to (i) expenses incurred for the GAAM and other potential aircraft acquisitions totaling $1.9 million and (ii) higher share-based compensation expense of $0.3 million in 2011 related to the SARs and RSUs issued under our 2010 Plan. The increase was partially offset by a decrease in professional fees.
In 2010, we amortized fees associated with options to purchase up to $100.0 million principal amount of our Notes for $48.0 million. The fees were amortized over the option terms and have been fully amortized as of September 30, 2010.
During the nine month periods ended September 30, 2011 and 2010, maintenance and other leasing costs totaled $4.1 million and $2.4 million, respectively. The increase was primarily due to aircraft expenses incurred to deliver aircraft to new lessees which included, among other things, maintenance and repairs, technical inspections, repossession costs, storage costs and aircraft insurance.

Our provision for income taxes of $2.3 million and $8.5 million during the nine month periods ended September 30, 2011 and 2010, respectively, consists primarily of Irish income taxes. We are tax resident in Ireland and expect to pay the corporation tax rate of 12.5% on trading income and 25.0% on non-trading income. The resulting effective tax rate for the nine month periods ended September 30, 2011 and 2010 was 18.6% and 16.9%, respectively. The effective tax rate is higher than the Irish statutory tax rate of 12.5% due to (i) U.S. federal and state tax provisions on our share of BBAM LP’s taxable income sourced in the U.S and (ii) certain expenses incurred by Fly which are not deductible under current Irish tax laws. In 2010, we recognized a deferred tax provision using the non-trading income tax rate on the gains associated with the sale of our option to purchase Notes.
Our consolidated net income was $10.3 million and $42.0 million for the nine month periods ended September 30, 2011 and 2010, respectively.
Liquidity and Capital Resources
Cash Flows of Fly for the nine month periods ended September 30, 2011 and 2010
We generated cash from operations of $82.4 million and $84.0 million for the nine month periods ended September 30, 2011 and 2010, respectively.
For the nine month period ended September 30, 2011, cash used in investing activities totaled $55.0 million as compared to cash provided by investing activities of $74.6 million for the nine months ended September 30, 2010. In the nine month period ended September 30, 2011, cash flows of $41.8 million was used to acquire an aircraft and we made a $28.1 million investment for a 57.4% limited partnership interest in Fly-Z/C LP. In 2011, we received distributions from our unconsolidated joint venture investments totaling $25.7 million, which includes a $22.2 million distribution from Fly-Z/C LP in connection with the completion of a $40.0 million debt financing by the joint venture. During the nine month period ended September 30, 2010, we paid $8.7 million for our 15% interest in BBAM LP. Lessor maintenance contributions totaled $10.8 million and $2.9 million for the nine month periods ended September 30, 2011 and 2010, respectively. In connection with aircraft we sold in 2010, we received proceeds of $86.2 million. We did not sell any aircraft during the nine months ended September 30, 2011.
Cash provided by financing activities for the nine month period ended September 30, 2011 totaled $38.9 million and cash used in financing activities for the same period in 2010 totaled $140.8 million. In the nine month period ended September 30, 2011, we had: (i) net maintenance payment liability receipts of $33.9 million, (ii) proceeds of $33.8 million from the sale of Notes previously purchased by us for $19.6 million, (iii) net proceeds of $29.5 million from other secured borrowings, and (iv) proceeds of $1.4 million from an interest rate contract we terminated. These were partially offset by (i) share repurchases for $12.8 million, (ii) repayments of our financing facilities and borrowings of $33.8 million and (iii) dividend and dividend equivalents paid of $15.7 million. In the nine month period ended September 30, 2010, we received (i) cash consideration totaling $12.5 million in connection with the sale of an option to purchase $50.0 million principal amount of Notes for $24.0 million and (ii) net maintenance payment liability receipts of $27.3 million. During the nine month period ended September 30, 2010, we also (i) made additions to our cash collateral account and other restricted cash accounts totaling $107.5 million of which $86.3 million were proceeds from sale of our aircraft, (ii) paid dividends of $17.1 million, (iii) made principal repayments on the Aircraft Acquisition Facility totaling $24.8 million, and (iv) repurchased our shares for $35.5 million.
Our Future Sources and Uses of Liquidity
Our sole source of operating cash flows is from distributions made to us by our subsidiaries, which includes principal and interest payments we receive on the $111.1 million principal amount of Notes that we currently hold. Distributions of cash to us by our subsidiaries are subject to compliance with covenants contained in the agreements governing their debt financing. The availability period for the Aircraft Acquisition Facility expired on November 6, 2009 and substantially all available cash flow from aircraft held by B&B Air Acquisition is applied to repayment of outstanding principal.
We operate in a capital-intensive industry. The principal factors affecting our expected cash flows include lease revenues from our aircraft, net proceeds from aircraft dispositions, cash interest and principal payments made on our debt, operating expenses, dividend payments, capital expenditures on our aircraft and distributions received from our unconsolidated joint venture investments.
Our short-term liquidity needs include working capital for operations, aircraft related expenses, interest payments, and cash to pay dividends to our shareholders. As of September 30, 2011, we have $230.3 million of unrestricted cash. We also hold $111.1 million principal amount of our Notes which remain outstanding and can be sold. Net proceeds from any sale of Note after repayment of any associated debt amounts outstanding under our Credit Facility (as defined below), would be available to us as unrestricted cash. We expect that cash on hand and cash flow provided by operations and sale of Notes will satisfy our short-term liquidity needs and provide funds necessary to make investments and create value for our shareholders.

On August 4, 2011, we announced that we had entered into a Purchase Agreement with, among others, Global Aviation Asset Management (“GAAM”), to purchase a portfolio of 49 aircraft valued at approximately $1.4 billion and managed by GAAM. On October 14, 2011, we completed the acquisition. The purchase was funded with approximately $115 million of unrestricted cash (net of cash acquired as part of the acquisition) and the assumption of approximately $1.2 billion of secured, non-recourse debt. We now have 109 aircraft on lease to 53 airlines in 29 countries.
All of the acquired aircraft are financed with secured, non-recourse debt which has been assumed by our subsidiaries as part of the acquisition. The financing is provided by six lenders through five facilities. All of the loans are secured by pledges of our rights, title and interest in the acquired aircraft and the related leases.
One facility, which finances 19 of the acquired aircraft, matures in November 2012. We are currently negotiating an extension of this facility with the lender. In connection with the completion of the portfolio acquisition, we paid $25 million to the lender of this facility to be applied towards repayment of approximately $603 million outstanding under the facility. If the lender does not issue a binding commitment for an extension by November 30, 2011 or is ultimately unable to fund a new facility in November 2012 when the current facility matures, the $25 million will be refunded back to us. If this facility is not extended, all amounts outstanding under the facility will become due in November 2012 and there is no assurance that we will be able to replace these loans. If the facility is extended, we will be required to repay an additional $15 million of the amount outstanding on the refinancing date.
Financing for the other 30 acquired aircraft are provided through four other secured, non-recourse facilities. The financings in each of these facilities are structured as individual loans, each of which finances one aircraft. A default under any of the loans on any single aircraft in any of these facilities would be a default under all loans in that facility. The maturity date for each loan matches the corresponding lease expiration date, with maturity dates ranging from 2011 to 2020. Twenty-one aircraft are financed through a single facility with an aggregate outstanding principal balance of approximately $520 million and maturity dates ranging from 2011 to 2020. Only one aircraft of the 21 financed through this facility has a loan maturity date in 2011. We are in discussions with the lender about extending the loan on this aircraft. The remaining aircraft are financed through three facilities with an aggregate outstanding principal balance of approximately $103 million, with maturity dates ranging from 2014 to 2017.
In connection with the completion of this acquisition, we amended our Management Agreement (the “Management Agreement”) with our Manager and entered into new servicing agreements with affiliates of BBAM LP related to the newly acquired aircraft. Consistent with our other recent aircraft acquisitions, the servicing agreements for the newly acquired aircraft provide that we will pay the servicer 3.5% of the monthly rents actually collected from lessees of the acquired aircraft, plus an administrative fee of $1,000 per month per aircraft.
Pursuant to the amended Management Agreement, we will generally pay the Manager a fee for each acquisition or sale of aircraft or other aviation assets equal to 1.5% of gross acquisition costs in respect of acquisitions or the aggregate gross proceeds in respect of dispositions. However, with respect to the 49 aircraft acquired on October 14, 2011, we will pay our Manager a reduced one-time acquisition fee of $12.5 million (approximately 0.9% of the $1.4 billion portfolio value of the acquired aircraft). In addition, we will pay the Manager a disposition fee equal to 2% of the gross proceeds in respect of the disposition of any of these 49 aircraft made on or prior to October 14, 2013 if the gross proceeds on such disposition exceed the net book value of such aircraft.
Beginning on October 15, 2011, we have agreed to make quarterly payments to the Manager in the amount of $2.5 million, subject to an annual adjustment indexed to the consumer price index applicable to the previous year. This amount includes compensation paid to the Manager’s management team in respect of services provided to Fly pursuant to the amended Management Agreement, as well as the Manager’s corporate overhead costs. The amount is subject to adjustment by notice from the Manager and the approval of the independent members of the Company’s board of directors. We will also continue to pay or reimburse the Manager for certain out-of-pocket expenses.
The current term of the amended Management Agreement expires on April 29, 2015. The amended Management Agreement will be automatically extended for additional five-year terms unless terminated by either party on 12 months written notice. We will pay a termination fee to the Manager if it elects not to renew the amended Management Agreement after the end of the first three five-year terms or if the Manager terminates the amended Management Agreement for cause. The termination fee is equal to three times the non-renewal base amount after the end of the first five-year term, two times this amount after the end of the second five-year term and one time this amount after the end of the third five-year term. The non-renewal base amount is equal to $6 million, plus 50% of any annual management fees up to an additional $6 million.
We continue to pursue aircraft acquisitions and consider both one-off and portfolio transactions, which, if consummated would be at least partially funded by our unrestricted cash balance. We may also finance acquisitions through additional borrowings and proceeds from equity offerings.
On October 28, 2011, we purchased an aircraft for $25.1 million. To partially finance the acquisition, we entered into a loan agreement with an international commercial bank to borrow $20.0 million. The loan is secured by a pledge of our rights, title and interest in the aircraft.

Despite a general improvement in the financial condition of the airline industry worldwide, a few of our lessees failed to make lease rental and other payments on a timely basis. We have completed several restructurings and may receive additional requests for lease restructurings in the future. This could result in a reduction in our annual revenues and a decline in cash flows from operating activities.
The availability period for the Aircraft Acquisition Facility has expired and we may not borrow additional amounts. All available cash flow from aircraft held by B&B Air Acquisition is applied to the outstanding principal balance after payment of interest, certain expenses and a return paid to us on our $96.0 million equity tranche. As of September 30, 2011, the Aircraft Acquisition Facility had an outstanding balance of $536.7 million.
The loan agreement requires that the outstanding principal balance on the Aircraft Acquisition Facility be no greater than the amounts specified as of the dates set out in the table below. If cash flows from aircraft held by B&B Air Acquisition is insufficient to reduce the outstanding principal balance to the required levels, then additional principal payments will be required.

Date	Maximum outstanding balance
(in thousands)
October 15, 2012	$448,104
January 15, 2013	298,736
April 15, 2013	149,368
July 15, 2013	—
We intend to restructure or refinance some or all of the amounts outstanding under the Aircraft Acquisition Facility prior to January 2013. Depending on market conditions, however, it may not be possible to restructure or refinance the Aircraft Acquisition Facility on terms that we find acceptable.
On August 16, 2010, we entered into an $85.0 million credit facility agreement (“Credit Facility”) with an international commercial bank. The Credit Facility was amended in August 2011 to (i) extend the maturity date from August 16, 2011 to October 15, 2011 with a payment of an extension fee equal to $0.2 million and (ii) provide further monthly extension options up to August 15, 2012 with a payment of an extension fee equal to $0.1 million. Thereafter, the Credit Facility provides for three additional 1-year extension options with a payment of an extension fee equal to 3.5% to 5.0% of the then outstanding principal amount. We have further extended the Credit Facility to November 15, 2011.
The Credit Facility is currently secured by a pledge of our rights, title and interest in $71.8 million of current outstanding principal amount of Notes held by a wholly-owned subsidiary. We are subject to certain interest coverage ratios and other financial covenants as specified in the Credit Facility. As of September 30, 2011, we were not in default under the Credit Facility.
In August 2012, substantially all cash flow from aircraft held by B&B Air Funding will be applied to repay the principal on the Notes, of which a certain portion will be returned to us in respect of any Notes that we continue to hold. Although market conditions may improve prior to August 2012, we do not believe that current market conditions would allow us to refinance the Notes under the current terms. Also, it may not be possible to refinance the Notes on terms we find acceptable or more advantageous to the current terms of the Notes.
Our access to debt and equity financing to fund aircraft acquisitions or to refinance amounts outstanding under the Aircraft Acquisition Facility and the Notes will depend on a number of factors, such as our historical and expected performance, compliance with the terms of our debt agreements, industry and market trends, the availability of capital and the relative attractiveness of alternative investments. While we do not need to access the capital markets in the short-term to make meaningful investments in aircraft, our long-term strategy of substantially growing our aircraft portfolio will eventually require access to the capital markets to secure new debt and/or equity financings.
Dividends and Share Repurchases. We paid dividends of $0.20 per share in February 2011, May 2011 and August 2011, respectively. The aggregate cash requirement for these dividends was approximately $15.6 million. On October 17, 2011, Fly declared a dividend of $0.20 per share. The dividend is payable on November 21, 2011 to shareholders of record at October 31, 2011. The declaration and payment of future dividends to holders of our common shares will be at the discretion of our board of directors and will depend on many factors, including our financial condition, cash flows, market conditions, legal requirements and other factors as our board of directors deem relevant.

On May 3, 2010, our Board of Directors approved a $30.0 million share repurchase program which expired in May 2011 (“2010 Repurchase Program”). The Company repurchased 23,135 shares at a weighted average price of $12.43 per share through March 17, 2011 under the 2011 Repurchase Program.
On March 8, 2011, we repurchased 1,035,438 shares held by an unrelated third party at a price of $11.93 per share or $12.3 million pursuant to a Stock Purchase Agreement.
On May 3, 2011, our Board of Directors approved a new $30.0 million share repurchase program expiring in May 2012 (“2011 Repurchase Program”). Under the 2011 Repurchase Program, we may make share repurchases from time to time in the open market or in privately negotiated transactions. The timing of repurchases under this program will depend upon a variety of factors, including market conditions, and the program may be suspended or discontinued at any time. Under the 2011 Repurchase Program, we repurchased 16,293 shares at a weighted average price of $10.91 per share during the nine month period ended September 30, 2011. At September 30, 2011, there were 25,632,635 shares outstanding.
Note Purchases and Sales. During the nine month period ended September 30, 2011, we sold to a third party $40.8 million principal amount of Notes held by a subsidiary. The Notes were sold at a price of 82.725% of principal amount for total proceeds of $33.8 million. As of September 30, 2011, our subsidiaries held $111.1 million of our Notes, of which $71.8 million were pledged to the lender under our Credit Facility.
Maintenance Cash Flows. Under our leases, the lessee is generally responsible for maintenance and repairs, airframe and engine overhauls, and compliance with return conditions of the aircraft on lease. In connection with the lease of an aircraft, we may agree to contribute specific additional amounts to the cost of certain major overhauls or modifications, which usually reflect the usage of the aircraft prior to the commencement of the lease. In certain cases, we also agree to share with our lessees the cost of compliance with airworthiness directives.
Maintenance reserve payments we collect from our lessees are based on passage of time or usage of the aircraft measured by hours flown or cycles operated. Under these leases, we are obligated to make maintenance reimbursements to the lessee for certain maintenance expenses incurred up to a maximum amount that is typically determined based on maintenance reserves paid by the lessee.
Certain leases also require us to make maintenance contributions for costs associated with certain major overhauls or certain other modifications in excess of any maintenance payments received. Major maintenance includes heavy airframe, off-wing engine, landing gear and auxiliary power unit overhauls and replacements of engine life limited parts. Other leases provide for a lease-end adjustment payment based on the usage of the aircraft during the lease and its condition upon return, with such payments likely to be made by the lessee to us. In some instances, payments may be required to be made by us to the lessee. We are not obligated to make maintenance reimbursements or contributions under leases at any time when a lessee default has occurred and is continuing.
We expect that the aggregate maintenance reserve and lease-end adjustment payments we receive from lessees will equal or exceed the aggregate maintenance contributions and lease-end adjustment payments that we expect to make. During the nine month period ended September 30, 2011, we received $40.6 million of maintenance payments from lessees, made maintenance payment disbursements of $6.8 million and also made contributions of $10.8 million toward major maintenance.
Investment in Unconsolidated Joint Ventures. On February 9, 2011, we made a $16.4 million investment for a 57.4% limited partnership interest in Fly-Z/C LP, a newly-formed aircraft leasing joint venture. Fly-Z/C LP was formed for the purpose of acquiring, financing and eventually selling four commercial jet aircraft. On April 14, 2011, we made an additional capital contribution of $11.6 million into Fly-Z/C LP to fund the joint venture’s acquisition of the final aircraft. During the nine month period ended September 30, 2011, we received distributions totaling $23.1 million from the joint venture which included a distribution of $22.2 million in connection with the completion of a $40.0 million debt financing by the joint venture. As of September 30, 2011, our net cash investment in Fly-Z/C LP was $4.9 million.
During the nine month period ended September 30, 2011, we received distributions from BBAM LP of $2.6 million.

Financing
Securitization
In October 2007, our subsidiary, B&B Air Funding, the owner of our Initial Portfolio, completed an aircraft lease-backed securitization (“Securitization”) that generated net proceeds of approximately $825.1 million after deducting initial purchasers’ discounts and fees.
Interest Rate. The Notes bear interest at an adjustable interest rate equal to the then-current one-month LIBOR plus 0.67%. Interest expense for the Securitization also includes amounts payable to the policy provider and the Note Liquidity Facility provider thereunder. Interest and any principal payments due are payable monthly. We have entered into interest rate swap agreements to mitigate the interest rate fluctuation risk associated with the Notes.
Payment Terms. Prior to July 2010, there were no scheduled principal payments on the Notes. For each month between July 2010 and August 2012, there are scheduled principal payments in fixed amounts of approximately $1.0 million per month, in each case subject to satisfying certain debt service coverage ratios and other covenants. Also in accordance with the terms of the Notes, in the event we sell any aircraft in our Initial Portfolio, we are required to pay off the Note obligation allocable to the aircraft, as defined in the loan indenture. During the nine month period ended September 30, 2011, we made $8.0 million in scheduled principal payments. Approximately $1.6 million of the principal payments were made to our subsidiaries in respect of Notes held by them.
After August 2012, principal payments are not fixed in amount but rather are determined monthly based on revenues collected and costs and other liabilities incurred prior to the relevant payment date. Effectively after July 2012, all revenues collected during each monthly period will be applied to repay the outstanding balance of the Notes, after the payment of certain expenses and other liabilities, including the fees of the service providers, the Note Liquidity Facility provider and the policy provider, interest on the Notes and interest rate swap payments, all in accordance with the priority of payments set forth in the indenture. A portion of these principal payments will be made to us as holder of $111.1 million principal amount of the Notes as of September 30, 2011. The final maturity date of the Notes is November 14, 2033.
Available Cash. B&B Air Funding is required to maintain as of each monthly payment date, cash in an amount sufficient to cover its operating expenses for a period of one month or, in the case of maintenance expenditures, six months, following such payment date. All cash flows attributable to the underlying aircraft after the payment of amounts due and owing in respect of, among other things, maintenance and repair expenditures with respect to the aircraft, insurance costs and taxes and all repossession and re-leasing costs, certain amounts due to any credit support providers, swap providers, the policy provider, trustees, directors and various service providers will be distributed in accordance with the priority of payments set forth in the indenture. B&B Air Funding, however, will be required to use the amount of excess Securitization cash flows to repay principal under the Notes instead of making distributions to us upon the occurrence of certain events, including failure to maintain a specified debt service coverage ratio during specified periods, certain events of bankruptcy or liquidation and any acceleration of the Notes after the occurrence of other events of default.
We may refinance the amounts outstanding under our Notes. Depending on market conditions, however, it may not be possible to refinance the Notes on terms we find acceptable or more advantageous to the current terms of the Notes.
Redemption. We may, on any payment date, redeem the Notes by giving the required notices and depositing the necessary funds with the trustee. A redemption prior to acceleration of the Notes may be for all or any part of the Notes. A redemption after acceleration of the Notes upon default may only be for all of the Notes.
Collateral. The Notes are secured by first priority, perfected security interests in and pledges or assignments of equity ownership and beneficial interests in the subsidiaries of B&B Air Funding, their interests in the leases of the aircraft they own, cash held by or for them and by their rights under agreements with BBAM, the initial liquidity facility provider, hedge counterparties and the policy provider. Rentals paid under leases are placed in the collections account and paid out according to a priority of payments set forth in the indenture. The Notes are also secured by a lien or similar interest in any of the aircraft in the Initial Portfolio that are registered in the United States or Ireland. B&B Air Funding may not encumber the aircraft in our Initial Portfolio with any other liens except the leases and liens created or permitted thereunder, under the indenture or under the security trust agreement. B&B Air Funding may not incur any indebtedness, except as permitted under the indenture, other than the Notes, any permitted credit and liquidity enhancement facilities and the obligations related to the policy.

Default and Remedies. Events of default include, among other things, the following: (i) failure to pay either interest on the Notes on any payment date (after a five business day grace period) or principal due on the final maturity date; (ii) non-compliance with certain other covenants which materially adversely affects the noteholders; and (iii) B&B Air Funding or any of its significant subsidiaries becomes the subject of insolvency proceedings or a judgment for the payment of money exceeding five percent of the depreciated base value of the Initial Portfolio is entered and remains unstayed for a period of time. Following any such default and acceleration of the Notes by the controlling party (initially, the policy provider), the security trustee may, at the direction of the controlling party, exercise such remedies in relation to the collateral as may be available to it under applicable law, including the sale of any of the aircraft at public or private sale. After the occurrence of certain bankruptcy and insolvency related events of default, or acceleration of the Notes upon the occurrence of any event of default, all cash generated by B&B Air Funding will be used to prepay the Notes and will not be available to us to make distributions to our shareholders or for any other of our liquidity needs.
Servicer termination events include the following:
•	Bankruptcy or insolvency of BBAM LP;
•	BBAM LP ceases to own, directly or indirectly, at least 50% of the Servicer;
•
Summit Aviation Partners LLC ceases to own, directly or indirectly, at least 33.33% of the partnership interests in BBAM LP; provided that a sale that results in such ownership being at a level below 33.33% shall not constitute a servicer termination event if the sale is to a publicly listed entity or other person with a net worth of at least $100 million;

•	Steven Zissis ceases to be the President or Chief Executive Officer or equivalent position of BBAM LP at any time prior to April 29, 2015 for any reason other than death or disability; and
•
50% or more of the Servicer’s key finance and legal team or technical and marketing team cease to be employed by BBAM LP and are not replaced with employees with reasonably comparable experience within 90 days.

Certain Covenants. B&B Air Funding is subject to certain operating covenants relating to the maintenance, registration and insurance on the aircraft as set forth in the indenture. The indenture also contains certain conditions and constraints which relate to the servicing and management of the Initial Portfolio including covenants relating to the disposition of aircraft, lease concentration limits restrictions on the acquisition of additional aircraft and restrictions on the modification of aircraft and capital expenditures as described in the indenture.
As of September 30, 2011, B&B Air Funding was not in default under the Notes.
In conjunction with the completion of the Securitization, B&B Air Funding, the cash manager and BNP Paribas entered into the Note Liquidity Facility for the benefit of the holders of the Notes. The aggregate amounts available under the Note Liquidity Facility will be, at any date of determination, the lesser of (a) $60.0 million and (b) the greater of (i) the then outstanding aggregate principal amount of Notes and (ii) $35.0 million. Advances may be drawn to cover certain expenses of B&B Air Funding, including maintenance expenses, interest rate swap payments and interest on the Notes issued under the indenture. Prior to any drawing on the Note Liquidity Facility, the cash reserve will be drawn in full. Upon each drawing under the Note Liquidity Facility, B&B Air Funding is required to reimburse the provider of the Note Liquidity Facility for the amount of such drawing plus accrued interest on such drawing in accordance with the order of priority specified in the indenture prior to making any dividend payments to us. Upon the occurrence of certain events, including a downgrade of the provider of the Note Liquidity Facility below a certain ratings threshold, the Note Liquidity Facility will be drawn in full and the proceeds will be deposited in an account established under the indenture and will be available for the same purposes as drawings under the Note Liquidity Facility. Drawings under the initial Note Liquidity Facility bear interest at one-month LIBOR plus a spread of 1.2%. B&B Air Funding is also required to pay a commitment fee of 40 basis points on each payment date to the provider of the Note Liquidity Facility.
Our obligations under the Note Liquidity Facility are secured under the security trust agreement on the same basis as other indebtedness of B&B Air Funding.

Aircraft Acquisition Facility
Our subsidiary, B&B Air Acquisition, has a senior secured credit facility with an affiliate of Credit Suisse Securities (USA) LLC, the agent, and several other lenders. The Aircraft Acquisition Facility provided for loans in an aggregate amount of up to $1.2 billion, of which $96.0 million constitutes an equity tranche that we have provided to B&B Air Acquisition. Borrowings under the Aircraft Acquisition Facility were used to finance the acquisition of aircraft. All borrowings under the Aircraft Acquisition Facility were subject to the satisfaction of terms and conditions, including the absence of a default and the accuracy of representations and warranties.
Availability. The availability period for the Aircraft Acquisition Facility expired on November 6, 2009 and we may not borrow any additional amounts. Under the terms of the facility, the $96.0 million equity tranche was drawn first, $184.0 million of Tranche B loans was drawn next and $920.0 million of Tranche A loans became available thereafter. The loans under Tranche A and Tranche B are limited such that the outstanding amounts under such tranches may not exceed the borrowing base as specified in the facility agreement. If the borrowing base falls below the specified level, in order to avoid an event of default, we would be required to contribute additional collateral to increase the borrowing base or reduce the outstanding principal balance by the amount of the deficiency. As of September 30, 2011, $352.7 million, $184.0 million and $96.0 million of Tranche A, Tranche B and the equity tranche, respectively, was outstanding.
Principal Payments. Commencing November 7, 2009, substantially all cash flow from the aircraft held by B&B Air Acquisition has been applied to repay principal on the loans. In the nine month period ended September 30, 2011, we made total principal repayments of $24.9 million.
B&B Air Acquisition may make voluntary prepayments under the Aircraft Acquisition Facility. In addition, B&B Air Acquisition is required to make partial prepayments with any sale proceeds of aircraft financed under the Aircraft Acquisition Facility and a portion of insurance and other proceeds received with respect to any event of total loss of aircraft financed under the Aircraft Acquisition Facility.
The loan agreement requires that the outstanding principal balance on the Aircraft Acquisition Facility be no greater than the amounts set out in the table below. If cash flows from aircraft held by B&B Air Acquisition is insufficient to reduce the outstanding principal balance to the required levels, then additional principal payments will be required:

Date	Maximum outstanding balance
(in thousands)
October 15, 2012	$448,104
January 15, 2013	298,736
April 15, 2013	149,368
July 15, 2013	—
Interest. Borrowings and equity drawings under the Aircraft Acquisition Facility bear interest or earn a return at a rate based on the one-month LIBOR plus an applicable margin. The applicable margin for Tranche A is 1.50% per annum, for Tranche B is 4.00% per annum and for the equity tranche, a distribution could be made equal to the percentage determined monthly such that the margin for the entire drawn amount of loans and equity under the facility will be 2.5% per annum. After November 6, 2012, the applicable margin for Tranche A and Tranche B will increase by 0.25% per quarter initially, up to a maximum margin of 3.75% for Tranche A and 8.00% for Tranche B. We have entered into interest rate swap agreements to minimize the risks associated with borrowings under the Aircraft Acquisition Facility.
Collateral. Borrowings are secured by our equity interest in B&B Air Acquisition, the equity interest in each subsidiary of B&B Air Acquisition, the aircraft and the leases of the aircraft held by B&B Air Acquisition and its subsidiaries and certain cash collateral, maintenance reserves and other deposits. In order of security interest and priority of payment, Tranche A ranks above Tranche B and the equity tranche, and both Tranches A and B rank above the equity tranche.
Default and Remedies. Events of default under the Aircraft Acquisition Facility include, among other things:
•	interest or principal is not paid when due,
•	failure to make certain other payments and such payments are not made within 20 business days of receiving written notice,

•	failure to maintain required insurance levels,
•	failure to comply with certain other covenants and such noncompliance continuing for 20 business days after receipt of written notice,
•	B&B Air Acquisition or any of its subsidiaries becoming the subject of insolvency proceedings,
•	certain early terminations of B&B Air Acquisition’s swap agreements,
•	failure to meet interest coverage ratios,
•	Fly ceasing to own at least 5% of BBAM LP; and
•	BBAM LP ceasing to hold at least 51% of the capital stock of BBAM.
If any event of default occurs (other than B&B Air Acquisition or any of its subsidiaries becoming the subject of insolvency proceedings), the agent, on the request of 2/3 of the Tranche A and Tranche B lenders combined may demand immediate repayment of all outstanding borrowings under the Aircraft Acquisition Facility. After the occurrence of certain bankruptcy and insolvency related events of default or any acceleration of the amounts due under the facility after the occurrence of an event of default, all cash generated by B&B Air Acquisition will be used to repay amounts due under the facility and will not be available to us. In general, the consent of 2/3 of the Tranche A and Tranche B lenders combined is required to amend the Aircraft Acquisition Facility.
Certain Covenants. B&B Air Acquisition is subject to certain operating covenants relating to the maintenance, registration and insurance of the aircraft owned by it. The Aircraft Acquisition Facility also contains certain conditions and constraints which relate to the servicing and management of the aircraft acquired by B&B Air Acquisition, including covenants relating to the disposition of aircraft, lease concentration limits applicable to the remarketing of aircraft and restrictions on the modification of aircraft and capital expenditures as further described in the agreement.
As of September 30, 2011, B&B Air Acquisition was not in default under the Aircraft Acquisition Facility.
Other Secured Borrowings
Credit Facility
We entered into a $85.0 million Credit Facility with an international commercial bank. The Credit Facility is secured by a pledge of our rights, title and interest in the Notes purchased by a wholly-owned subsidiary of Fly so as to maintain a 2:1 ratio of collateral to loan balance. Principal and interest is payable monthly and equal to the principal and interest proceeds on the pledged Notes. As of September 30, 2011, $35.9 million remained outstanding under the Credit Facility and is currently secured by a pledge of $71.8 million of current outstanding principal amount of Notes.
The Credit Facility was amended in August 2011 to (i) extend the maturity date from August 16, 2011 to October 15, 2011 with a payment of an extension fee equal to $0.2 million and (ii) provide further monthly extension options up to August 15, 2012 with a payment of an extension fee equal to $0.1 million. Thereafter, the Credit Facility provides for three additional 1-year extension options with a payment of an extension fee equal to 3.5% to 5.0% of the then outstanding principal amount. We have further extended the Credit Facility to November 15, 2011.
We are subject to certain interest coverage ratios and other financial covenants as specified in the loan agreement. As of September 30, 2011, we were not in default under the Credit Facility.
Aircraft Notes Payable
To partially finance the acquisition of two aircraft in December 2010 and February 2011, we entered into two loan agreements with an international commercial bank to borrow an aggregate of $60.0 million (“Aircraft Notes Payable”). The Aircraft Notes Payable are secured by a pledge of our rights, title and interest in the aircraft.
Aircraft Notes Payable No. 1 accrues interest at a fixed rate of 6.41% per annum based on the outstanding principal, and requires quarterly principal and interest payments of approximately $0.9 million commencing on March 7, 2011 and a balloon payment of $14.0 million at the scheduled maturity date of December 7, 2018. As of September 30, 2011, the outstanding balance under Aircraft Notes Payable No. 1 was $28.8 million.

Aircraft Notes Payable No. 2 accrues interest at a fixed rate of 7.20% per annum based on the outstanding principal, and requires quarterly principal and interest payments of approximately $0.9 million commencing on May 10, 2011 and a balloon payment of $14.0 million at the scheduled maturity date of February 6, 2019. As of September 30, 2011, the outstanding balance under Aircraft Notes Payable No. 2 was $29.1 million.
Capital Expenditures
We made one aircraft acquisition for $41.8 million during the nine month period ended September 30, 2011. In the same period of the prior year, we made no aircraft acquisitions. We may acquire more aircraft or make additional aircraft related investments in the future.
On October 14, 2011, we completed our acquisition of a portfolio of 49 aircraft valued at approximately $1.4 billion and managed by GAAM. The purchase was funded with approximately $115 million of our unrestricted cash (net of cash assumed as part of the acquisition) and the assumption of approximately $1.2 billion of secured, non-recourse debt.
On October 28, 2011, we purchased an aircraft for $25.1 million. To partially finance the acquisition, we entered into a loan agreement with an international commercial bank to borrow $20.0 million. The loan is secured by a pledge our rights, title and interest in the aircraft.
In addition to acquisitions of aircraft and other aviation assets, we expect to make capital expenditures from time to time in connection with improvements to our aircraft. These expenditures include the cost of major overhauls and modifications. The weighted average age of the aircraft in our portfolio, including aircraft held for sale, as of September 30, 2011 was 8.6 years. In general, the cost of operating an aircraft, including capital expenditures, increases with the age of the aircraft.
Inflation
The effects of inflation on our operating expenses have been minimal. We do not consider inflation to be a significant risk in the current economic environment.

Item 3.	Quantitative and Qualitative Disclosures About Market Risk
Interest Rate Risk
Interest rate risk is the exposure to loss resulting from changes in the level of interest rates and the spread between different interest rates. Interest rate risk is highly sensitive due to many factors, including U.S. monetary and tax policies, U.S. and international economic factors and other factors beyond our control. We are exposed to changes in the level of interest rates and to changes in the relationship or spread between interest rates. Our primary interest rate exposures relate to our lease agreements and our floating rate debt obligations such as the Notes and borrowings under our Liquidity Facility, if any, our Aircraft Acquisition Facility and the Credit Facility. As of September 30, 2011, 55 out of our 60 lease agreements require the payment of a fixed amount of rent during the term of the lease, with rent under the remaining five leases varying based on LIBOR. Our indebtedness will require payments based on a variable interest rate index such as LIBOR. Therefore, increases in interest rates may reduce our net income by increasing the cost of our debt without any corresponding proportional increase in rents or cash flow from our leases.
We have entered into interest rate swap agreements to mitigate the interest rate fluctuation risk associated with the Notes and to minimize the risks associated with any borrowings under our Aircraft Acquisition Facility. We expect that these interest rate swaps will significantly reduce the additional interest expense that would be caused by an increase in variable interest rates.
Sensitivity Analysis
The following discussion about the potential effects of changes in interest rates is based on a sensitivity analysis, which models the effects of hypothetical interest rate shifts on our financial condition and results of operations. A sensitivity analysis is constrained by several factors, including the necessity to conduct the analysis based on a single point in time and by the inability to include the extraordinarily complex market reactions that normally would arise from the market shifts. Although the following results of a sensitivity analysis for changes in interest rates may have some limited use as a benchmark, they should not be viewed as a forecast. This forward-looking disclosure also is selective in nature and addresses only the potential impacts on our financial instruments and our variable rate leases. It does not include a variety of other potential factors that could affect our business as a result of changes in interest rates.

Assuming we do not hedge our exposure to interest rate fluctuations, a hypothetical 100 basis-point increase or decrease in our variable interest rates would have increased or decreased our interest expense by $12.2 million, and would have increased or decreased our revenues by $1.3 million on an annualized basis.
The fair market value of our interest rate swaps is affected by changes in interest rates and credit risk of the parties to the swap. As of September 30, 2011, the fair market value of our interest rate swap derivative liabilities was $95.1 million. A 100 basis-point increase or decrease in interest rate would increase or reduce the fair market value of our derivative liabilities by approximately $26.5 million or $32.0 million, respectively. As of September 30, 2011, the fair market value of our credit facility extension options was nominal. A 100 basis-point increase or decrease in interest rates would not be material.
Foreign Currency Exchange Risk
We receive substantially all of our revenue in U.S. dollars and paid substantially all of our expenses in U.S. dollars. We entered into one lease pursuant to which we receive part of the lease payments in Euros. We entered into a foreign currency hedging transaction related to this lease. Although most of our revenues and expenses are in U.S. dollars, we will incur some of our expenses in other currencies, and we may enter into additional leases under which we receive revenue in other currencies. Depreciation in the value of the U.S. dollar relative to other currencies increases the U.S. dollar cost to us of paying such expenses. The portion of our business conducted in other currencies could increase in the future, which could expand our exposure to losses arising from currency fluctuations. Because we currently receive most of our revenue in U.S. dollars and pay substantially all of our expenses in U.S. dollars, a change in foreign exchange rates would not have a material impact on our results of operations.

Item 4.	Controls and Procedures
We carried out, under the supervision and with the participation of our chief executive officer and chief financial officer an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended). Based on this evaluation, our chief executive officer and chief financial officer concluded that, as of September 30, 2011, our disclosure controls and procedures were effective.
There were no changes in our internal control over financial reporting (as defined in Rule 13a-15(f) under the Securities Act of 1934, as amended) that occurred during the quarter ended September 30, 2011 that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.
PART II — OTHER INFORMATION

Item 1.	Legal Proceedings
We have not been involved in any legal proceedings that we expect will have a material adverse effect on our business, financial position, results of operations or liquidity. From time to time, we may be subject to legal proceedings and claims in the ordinary course of business, principally claims relating to incidents involving aircraft and claims involving the existence or breach of a lease, sale or purchase contract. We expect the claims related to incidents involving our aircraft would be covered by insurance, subject to customary deductions. However, these claims could result in the expenditure of significant financial and managerial resources, even if they lack merit and if determined adversely to us and not covered by insurance could result in significant uninsured losses. In addition, from time to time, we may pursue legal claims in the ordinary course against lessees related to payment or other lease defaults.

Item 1A.	Risk Factors
For a discussion of our potential risks and uncertainties, see the information under the heading “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2010, filed with the SEC on March 11, 2011 which is accessible on the SEC’s website at www.sec.gov and on our website at www.flyleasing.com, as well as the following additional risk factors.

The current debt crisis in Europe and the recent downgrade of the U.S. government’s sovereign credit rating by Standard & Poor’s Ratings Services could adversely affect our business and results of operations.
The current crisis in Europe has created uncertainty with respect to the ability of certain European Union (“EU”) countries to continue to service their sovereign debt obligations. The continued uncertainty over the outcome of the EU governments’ financial support programs and the possibility that other EU member states may experience similar financial troubles have created substantial volatility and adversely impacted financial markets. Several European banks which have been active in financing aircraft have announced their intention to scale back their aircraft related lending activities, and this may impact our ability to source debt financing for our aircraft. In addition, on August 2, 2011, Moody’s confirmed the U.S. government’s existing sovereign rating, but stated that the rating outlook is negative, and also on August 2, 2011, Fitch affirmed its existing sovereign rating of the U.S. government, but stated that the U.S. government’s rating is under review. On August 5, 2011, Standard & Poor’s downgraded the United States long-term debt rating from its AAA rating to AA+. Risks related to the current debt crisis in Europe and the recent downgrade of the U.S. government’s sovereign credit rating have had, and are likely to continue to have, a negative impact on global economic activity and the financial markets. As these conditions persist, the ability of our lessees to meet their financial and other obligations under our operating leases could be adversely affected, which in turn could have an adverse effect on our business and results of operations.
We may be unable to successfully integrate and manage the 49 additional aircraft which we acquired in October 2011.
On October 14, 2011, we acquired 49 additional aircraft, increasing the size of our portfolio by 80%. The acquisition added new aircraft types from those that were previously in the Fly portfolio, as well as new lessees. Our business and results of operations may be adversely affected if we are unable to successfully integrate these aircraft into our portfolio and effectively manage these assets and leases. In addition, we assumed approximately $1.2 billion of non-recourse, secured debt financing with the aircraft. Approximately $580 million of this debt (which finances 19 aircraft) is financed through a single facility which matures in November 2012. Although we are working with the lender of this facility to extend the facility prior to the current maturity date, there is no assurance that we will be able to extend this facility or to source new debt on similar terms if we are unable to negotiate an extension. In addition, the debt associated with the other aircraft matures at the end of the leases associated with those aircraft, with maturity dates ranging from 2012 to 2020. There is no assurance that we will be able to extend or replace these loans at maturity.

Item 2.	Unregistered Sales of Equity Securities and Use of Proceeds
On May 3, 2011, our Board of Directors approved a new $30.0 million share repurchase program expiring in May 2012 (“2011 Repurchase Program”). Under the 2011 Repurchase Program, we may make share repurchases from time to time in the open market or in privately negotiated transactions. The timing of repurchases under this program will depend upon a variety of factors, including market conditions, and the program may be suspended or discontinued at any time.
The following table summarizes our repurchases of our common shares during the third quarter of 2011 under our 2011 Repurchase Program:

			Total Number of Shares	Approximate Dollar Value
	Total Number	Average Price	Purchased as Part of a	of Shares that may yet be
	of Shares	Paid Per	Publicly Announced	Purchased Under the
Period	Purchased	Share	Repurchased Plan	Plans or Programs
July 2011	—	—	—	$30.0 million
August 2011	—	—	—	$30.0 million
September 2011	16,293	$10.91	16,293	$29.8 million

Item 3.	Defaults Upon Senior Securities
None.

Item 5.	Other Information
None.

Item 6.	Exhibits
None.